As filed with the Securities and Exchange Commission on July 10, 2003
                                                    Registration No. 333-103852


================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549






                                   FORM SB-1/A
                                   -----------



             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
             -------------------------------------------------------


                               ------------------


                            INTERNET AUDITIONS, INC.
                 ----------------------------------------------
                 (Name of small business issuer in its charter)

           Colorado                         7200                  47-0877551
------------------------------  ---------------------------- -------------------
(State or jurisdiction of       (Primary Standard Industrial   (I.R.S. Employer
incorporation or organization)   Classification Code Number) Identification No.)


                               ------------------


                             3901 East Orchard Road
                    Littleton, Colorado 80121; (303) 321-3001
          -------------------------------------------------------------
          (Address and telephone number of principal executive offices)

                             3901 East Orchard Road
                            Littleton, Colorado 80121
               ---------------------------------------------------
               (Address of principal place of business or intended
                          principal place of business)

                             Mr. George S. McKelvey
                             3901 East Orchard Road
                    Littleton, Colorado 80112; (303) 321-3001
            ---------------------------------------------------------
            (Name, address and telephone number of agent for service)

                  Please send copies of all correspondence to:

                               PATRICIA CUDD, ESQ.
                                Cudd & Associates
                          1629 York Street, Suite #203
                             Denver, Colorado 80206
                            Telephone: (303) 861-7273


                Approximate date of proposed sale to the public:
   As soon as practicable after the Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________________________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________________________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________________________

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE
======================================================================================
                                         Proposed         Proposed
   Title of Each         Dollar           Maximum          Maximum         Amount of
Class of Securities     Amount to     Offering Price      Aggregate      Registration
 to Be Registered     Be Registered      Per Share*    Offering Price*        Fee
------------------------------------------------------------------------------------
Common Stock,
no par value            $24,300           $.01            $24,300           $2.24

TOTAL                                                     $24,300           $2.24
======================================================================================

     *Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(d).

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

              PART I - Narrative Information Required in Prospectus
              -----------------------------------------------------

Item 2.  Significant Parties.
-----------------------------

     List the full names and business and residential addresses, as applicable, for the following persons:

     (1) The issuer's directors:

                                             Residence/Business Address:
     George S. McKelvey                      3901 East Orchard Road
                                             Littleton, Colorado  80121

     Walter B. Conley                        15138 East Nassau Avenue
                                             Aurora, Colorado 80014

     (2) The issuer's officers:

                                             Residence/Business Address:
     George S. McKelvey                      3901 East Orchard Road
                                             Littleton, Colorado  80121

     Walter B. Conley                        15138 East Nassau Avenue
                                             Aurora, Colorado 80014

     (3) The issuer's general partners:

     The issuer is a corporation and, accordingly, has no general partners.

     (4) Record owners of 5 per cent or more of any class of the issuer's equity securities:

     There are no owners of record of five per cent or more of Internet Auditions' 2,430,000 outstanding shares of common stock. The following persons are the record owners of five per cent or more of Internet Auditions' outstanding shares of preferred stock.

                                    Shares Owned          Per Cent of Class
     Name of Record Owner            of Record*       Before and After Offering
-------------------------------     -------------     -------------------------


Essex A & M Enterprises, Inc.            5,000                 50.0%
3150 South Forest Street
Denver, Colorado 80222

Cobra Enterprises Limited                5,000                 50.0%
54-58 Athol Street 97
Douglas, Isle of Man
British Isles  IM1  1JD
------------------

     *Based upon 10,000 shares of our preferred stock issued and outstanding as of the date of this prospectus.

     (5) Beneficial owners of 5 per cent or more of any class of the issuer's equity securities:

     There are no beneficial owners of five per cent or more of Internet Auditions' 2,430,000 outstanding shares of common stock. The following persons are the beneficial owners of five per cent or more of Internet Auditions' outstanding shares of preferred stock.

                                    Shares Owned          Per Cent of Class
     Name of Record Owner            of Record*       Before and After Offering
-------------------------------     -------------     -------------------------

Essex A & M Enterprises, Inc.            5,000                 50.0%
3150 South Forest Street
Denver, Colorado 80222

Cobra Enterprises Limited                5,000                 50.0%
54-58 Athol Street 97
Douglas, Isle of Man
British Isles  IM1  1JD
------------------

     *Based upon 10,000 shares of our preferred stock issued and outstanding as of the date of this prospectus.


     (6) Promoters of the issuer:


     Messrs. George S. McKelvey,  Walter B. Conley, Terrence E. Dalton and Roger
J. Bennett may be deemed to be "promoters" of Internet Auditions, as that term is defined in the Securities Act of 1933. Messrs. Dalton and Barnett are the control persons of Essex A & M Enterprises, Inc., and Cobra Enterprises Limited, respectively.


     (7) Affiliates of the issuer:


     Messrs. George S. McKelvey,  Walter B. Conley, Terrence E. Dalton and Roger
J. Bennett are affiliates of Internet Auditions.


     (8) Counsel to the issuer with respect to the proposed offering:


     Patricia Cudd, Esq.
     Cudd & Associates
     1629 York Street, Suite #203
     Denver, Colorado  80206


     (9) Each underwriter with respect to the proposed offering:

     Not applicable. There is no underwriter(s) with respect to the proposed offering.

     (10) The underwriter's directors:

     Not applicable.

     (11) The underwriter's officers:

     Not applicable.

     (12) The underwriter's general partners:

     Not applicable.

     (13) Counsel to the underwriter:

     Not applicable.


Item 3.  Relationship with Issuer of Experts Named in Registration Statement.
-----------------------------------------------------------------------------

     Patricia Cudd, Esq., record and beneficial owner of 100,000 shares, representing approximately 4.12% of the outstanding shares, of our common stock, is the sole proprietor of Cudd & Associates, the law firm that has acted as our legal counsel in connection with the proposed offering. We have no parents or subsidiaries.


Item 4.  Selling Security Holders.
----------------------------------

     The following table indicates the name of each selling shareholder, any material relationship he, she or it has had to Internet Auditions since its inception on June 21, 2002, the number and percentage of shares of common stock owned by the selling shareholder prior to this offering, the number of shares being offered for sale by the selling shareholder and the number of shares of common stock and the percentage of the total shares of common stock outstanding that will be held if all shares offered are sold.

                                                  Shares                    Shares       Shares
                                                  Owned                      Owned       Owned
        Selling              Relationship        Prior to                    Being       After
      Shareholders            to Company         Offering      Per Cent     Offered     Offering     Per Cent
------------------------     ------------        --------      --------     -------     --------     --------

Ken Banner                       N/A              50,000         2.06        50,000         0          0.00

Teresa Banner                    N/A              50,000         2.06        50,000         0          0.00

Joe Calloway                     N/A              50,000         2.06        50,000        -0-         0.00




                                        3






Cobra Enterprises
  Limited                        N/A              80,000         3.29        80,000        -0-         0.00

Walter B. Conley                 Secretary/       50,000         2.06        50,000        -0-         0.00
                                 Treasurer
                                 and Director

Linda Crumm                      N/A             100,000         4.12       100,000        -0-         0.00

Patricia Cudd                    Legal           100,000         4.12       100,000        -0-         0.00
                                 Counsel

Terry Dalton                     N/A             100,000         4.12       100,000        -0-         0.00

Michael D. Dean                  N/A              50,000         2.06        50,000        -0-         0.00

Virginia Dean                    N/A              50,000         2.06        50,000        -0-         0.00

Donna Farris                     N/A              50,000         2.06        50,000        -0-         0.00

Garret R. Green                  N/A             100,000         4.12       100,000        -0-         0.00

Edward H. Hawkins                N/A             100,000         4.12       100,000        -0-         0.00

John R. Hawkins                  N/A              50,000         2.06        50,000        -0-         0.00

John R. Hawkins,
  Trustee for C. Hawkins         N/A              50,000         2.06        50,000        -0-         0.00

Nancy Hawkins                    N/A              50,000         2.06        50,000        -0-         0.00

Nancy Hawkins,
  Trustee for M. Hawkins         N/A              50,000         2.06        50,000        -0-         0.00

Valerie B. Hunt                  N/A              50,000         2.06        50,000        -0-         0.00

Christina Kerley                 N/A              50,000         2.06        50,000        -0-         0.00

Michael F.  Kerley               N/A              50,000         2.06        50,000        -0-         0.00

Susan Lawrence                   N/A             100,000         4.12       100,000        -0-         0.00

James M. Malatchi                N/A             100,000         4.12       100,000        -0-         0.00

George S. McKelvey               President       100,000         4.12       100,000        -0-         0.00
                                 and Director

Anthony Mulhall                  N/A              50,000         2.06        50,000        -0-         0.00

Gerald Mulhall                   N/A              50,000         2.06        50,000        -0-         0.00




                                        4






Mary J. Mulhall                  N/A              50,000         2.06        50,000        -0-         0.00

Peter Mulhall                    N/A              50,000         2.06        50,000        -0-         0.00

Michael V. Sicola                N/A             100,000         4.12       100,000        -0-         0.00

Don L. Swickard                  N/A             100,000         4.12       100,000        -0-         0.00

Sharon Swickard                  N/A             100,000         4.12       100,000        -0-         0.00

Dean Telefson                    N/A              50,000         2.06        50,000        -0-         0.00

Gerald H. Trumbule               N/A             100,000         4.12       100,000        -0-         0.00

Duncan Tuck                      N/A             100,000         4.12       100,000        -0-         0.00

Robert R. Turner                 N/A             100,000         4.12       100,000        -0-         0.00


Item 5.  Changes in and Disagreements with Accountants.
-------------------------------------------------------

     Not applicable. We had no independent accountant prior to the retention of Gordon, Hughes & Banks, LLP, 6061 South Willow Drive, Suite #230, Greenwood Village, Colorado 80111, on November 8, 2002. There has been no change in our independent accountant during the period commencing with the retention of Gordon, Hughes & Banks, LLP, through the date of this report.


Item 6.  Disclosure of Commission Position on Indemnification for Securities Act
--------------------------------------------------------------------------------
         Liabilities.
         ------------


     Under Colorado law and pursuant to our Articles of Incorporation, we may indemnify our officers, directors and controlling persons for various expenses and damages resulting from their acting in these capacities. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our officers, directors and controlling persons pursuant to those provisions, or otherwise, we have been informed by our counsel that, in the opinion of the U.S. Securities and Exchange Commission, the indemnification is against public policy as expressed in the Securities Act of 1933, and is therefore unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the company of expenses incurred or paid by a director, officer or controlling person of the company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                    Internet Auditions, Inc.
-----------------------------------------------------------------------
(Exact name of Company as set forth in Charter)


Type of securities offered:  Shares of common stock
                             ----------------------

Maximum number of securities offered:  2,430,000 shares of common stock*
                                       ---------------------------------
Minimum number of securities offered:  Not applicable*
                                       ---------------
Price per security:  *
                    ---
Total proceeds:  If maximum sold:  *        If minimum sold:  Not applicable*
                                  ---                         ---------------
(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering?*
                                                           [ ] Yes  [ ] No

If yes, what per cent is commission of price to public?* -0-% Not applicable.

Is there other compensation to selling agent(s)?*          [ ] Yes  [ ] No  Not
                                                           applicable

Is there a finder's fee or similar payment to any person?* [ ] Yes  [ ] No (See
                                                           Question No. 22)

Is there an escrow of proceeds until minimum is obtained?  [ ] Yes  [X] No (See
                                                           Question No. 26)

Is this offering limited to members of a special group, such as employees of Internet Auditions or individuals?*
                                                           [ ] Yes  [X] No (See
                                                           Question No. 25)

Is transfer of the securities restricted?*                 [ ] Yes  [X] No (See
                                                           Question No. 25)

------------------


     *This prospectus relates to an aggregate of 2,430,000 shares of common stock that may be offered and sold from time to time by the selling shareholders listed in Item 7.(b) below or their successors in interest. The selling shareholders will act independently of Internet Auditions in making determinations with respect to the timing, manner and size of each offer or sale. They will offer and sell their shares of common stock at a price of $.01 per share until a public trading market develops in Internet Auditions' common stock. At such time, if ever, that there is a public trading market for our common stock, these sales may be made on the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market prices, or in negotiated transactions. Shares of common stock owned by our officers, directors, major shareholders and their affiliates will be "restricted," as that term is defined in Rule 144 of the General Rules and Regulations under the Securities Act of 1933, and sales of the shares will be subject to the resale restrictions contained in Rule 144. We will receive no proceeds from the sale of the shares of common stock by the selling shareholders.

     INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

     IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY PROSPECTUS OR SELLING LITERATURE.

Internet Auditions:

       [ ]  Has never conducted operations.
       [X]  Is in the development stage.
       [X]  Is currently conducting operations.
       [ ]  Has shown a profit in the last fiscal year.
       [ ]  Other (Specify):
            (Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

                      State        State File No.      Effective Date
                      -----        --------------      --------------


                   Colorado         2004-25-341
                  -------------  ------------------  ------------------


                  -------------  ------------------  ------------------

                  -------------  ------------------  ------------------

                                TABLE OF CONTENTS
                                -----------------

                                                                           Page

The Company                                                                 10

Risk Factors                                                                11

Business and Properties                                                     16


Offering Price Factors                                                      34

Use of Proceeds                                                             37

Capitalization                                                              40

Description of Securities                                                   40

Plan of Distribution                                                        43

Dividends, Distributions and Redemptions                                    47

Officers and Key Personnel of the Company                                   47

Directors of the Company                                                    49

Principal Stockholders                                                      51

Management Relationships, Transactions and Remuneration                     52

Litigation                                                                  54

Federal Tax Aspects                                                         55

Miscellaneous Factors                                                       55

Management's Discussion and Analysis of Certain Relevant Factors            55


Financial Statements                                                       F-1


     THIS PROSPECTUS CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS PROSPECTUS.

     This Prospectus, together with Financial Statements and other Attachments, consists of a total 66 pages.

                                   THE COMPANY
                                   -----------


1.   Exact corporate name:  Internet Auditions, Inc.


     State and date of incorporation: Nevada; June 21, 2002.

     Street address of principal office: 3901 East Orchard Road, Littleton, Colorado 80121.

     Company telephone number: (303) 321-3001.

     Fiscal year: December 31.

     Person(s) to contact at Company with respect to offering: Messrs. George S. McKelvey and Walter B. Conley.

     Telephone number (if different from above): Not applicable. Same as above.

The Offering
------------


     This prospectus relates to an aggregate of 2,430,000 shares of common stock that may be offered and sold by the selling shareholders listed in Item 7.(b) below or their successors in interest. The selling shareholders will act independently of Internet Auditions in making determinations with respect to the timing, manner and size of each offer or sale. They will offer and sell their shares of common stock at a price of $.01 per share until a public trading market develops in Internet Auditions' common stock. At such time, if ever, that there is a public trading market for our common stock, these sales may be made on the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market prices, or in negotiated transactions. Shares of common stock owned by our officers, directors, major shareholders and their affiliates will be "restricted," as that term is defined in Rule 144 of the General Rules and Regulations under the Securities Act of 1933, and sales of the shares will be subject to the resale restrictions contained in Rule 144. We will receive no proceeds from the sale of the shares of common stock by the selling shareholders.


Selected Financial Information
------------------------------


     We are a development-stage company engaged in the research, design and development of new video technologies, techniques, methods, programs and products for the purpose of establishing a web site on the internet to exhibit still pictures and videotaped performances submitted by actors, comedians, musicians and other performers for audition online by visitors to the site. We have not yet realized any revenues and we do not anticipate the realization of any revenues during the one-year period following the date of this prospectus while we pursue our business plan. No assurance can be given that we will ever realize profits from our business. We have no preliminary agreements or understandings to merge with another company. Our Board of Directors has no plans to use Internet Auditions as a vehicle for a reverse acquisition or a blank check company.

Summary Balance Sheet Data:
---------------------------


                                                      As of               As of
                                                  March 31, 2003    December 31, 2002
                                                  --------------    -----------------

Working Capital                                      $   9,263          $   9,634
Total Assets                                         $   9,263          $   9,634
Total Liabilities                                    $      -0-         $      -0-
Total Stockholders' Equity                           $   9,263          $   9,634
Summary Operating Data:
----------------------

                                                  For the Period     For the Period
                                                   June 21, 2002      June 21, 2002
                                                 (Inception), to     (Inception), to
                                                  March 31, 2003    December 31, 2002
                                                  --------------    -----------------

Total Sales                                          $      -0-         $      -0-
Net (Loss) Accumulated During Development Stage      $ (22,367)         $ (16,236)
Net (Loss) Per Common Share                          $   (0.02)         $   (0.02)
Basic and Dilutive Weighted Average Number
  of Common Shares Outstanding                       1,309,120            789,124



                                  RISK FACTORS
                                  ------------

     2. List in the order of importance the factors that Internet Auditions considers to be the most substantial risks to a purchaser of shares of common stock in this offering in view of all facts and circumstances or that otherwise make the offering one of high risk or speculative (i.e., those factors that constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

Risk Factors Related to Our Business
------------------------------------


     We are a  development-stage  company with limited prior business operations
     ---------------------------------------------------------------------------
and we may not be able  to  establish  ourselves  as a going  concern.  We are a
----------------------------------------------------------------------
research, design and development company in the early development stage. We are engaged in the research, design and development of new video technologies, techniques, methods, programs and products for the purpose of displaying the performances of actors, comedians, musicians and other performers online for audition by prospective employers, talent scouts and others. Because we are a new business, we are not likely to succeed unless we can overcome the obstacles we face. We have only limited operating history on which you can base an evaluation of our business and prospects. Our efforts, since inception, have been allocated primarily to the following:


     o    Organizational activities;

     o    Developing a business plan; and

     o    Obtaining interim funding.

     In order to establish ourselves as a viable internet company, we are dependent upon the receipt of additional funds to continue business operations and/or the achievement of profitable operations. You should be aware of the increased risks, uncertainties, difficulties and expenses we face as an online company with limited operating history in a new and rapidly evolving market. If we are unable to raise additional funds or achieve profitability or if we encounter unexpected difficulties and expenses, then our business may fail.


     We have realized no revenues or earnings, and we may not be able to achieve
     ---------------------------------------------------------------------------
profitable operations in the future. We are engaged in the research,  design and
------------------------------------
development of new technologies, techniques, methods, programs and products in connection with the establishment of an internet site to exhibit still pictures and video programs submitted by actors, comedians, musicians and other entertainers for online audition by visitors to the web site. Our web site is available in beta test form only and we have no subscribers for our proposed online audition service. We have realized no revenues and a net loss of $(22,367) for the period from inception (June 21, 2002) to March 31, 2003. We may not be able to achieve profitable operations in the future from subscription or other fees generated by our web site. Our success in the proposed business of providing an online audition service is dependent upon our obtaining additional financing to enable us to fully implement our business plan or achieving profitable operations. If we are unable to obtain additional debt and/or equity financing, then we will not be able to continue as a going concern unless we realize meaningful revenues. During the development stage of our operations, the revenues generated from operations can be expected to be insufficient to cover expenses.

     We expect that  significant  increases in our costs and expenses may result
     ---------------------------------------------------------------------------
in continuing  losses for at least the next year and possibly longer,  which, in
--------------------------------------------------------------------------------
turn, may cause us to cease operations. We have not yet realized any revenues or
---------------------------------------
earnings from operations. If our research, design and development activities do not enable us to complete our web site such that it is fully operational or if we fail to obtain enough customer traffic on our site or a large enough number of subscribers for our proposed online audition service to generate sufficient revenue and achieve profitability, then we will not be able to implement our business plan and/or continue as a going concern. We intend to increase our costs and expenses substantially as we:

     o Continue to conduct research, design and development of new video technologies, techniques, methods, programs and products;


     o Purchase the computer and office equipment necessary to operate a technologically-advanced, online audition service on a cost-effective basis;


     o Further develop and establish our Internet web site to the point of commercial viability;


     o Initiate sales and marketing activities online and via traditional media; and

     o Increase our general and administrative functions to support our growing operations.

We may find that these efforts will be more expensive than we currently anticipate or that these efforts may not result in the development of a commercially viable online audition service, which would further increase our losses. In the event that we are unable to implement our business plan and/or continue as a going concern because of the realization of operating and net losses for at least the next year and possibly longer, we may be forced to cease operations.


     We have limited assets and working capital and minimal shareholders' equity
     ---------------------------------------------------------------------------
and, if our financial  condition does not improve,  we will cease operations and
--------------------------------------------------------------------------------
our shareholders will lose their entire investment. As of March 31, 2003, we had
---------------------------------------------------
total assets consisting of $6,161 in cash and $3,102 in deferred offering costs. Our working capital and our total shareholders' equity was $9,263 as of March 31, 2003. Accordingly, we have only very limited assets, financial resources and working capital. We issued 10,000 shares of preferred stock to two shareholders for a total of $10,000 in cash and 2,430,000 shares of common stock to thirty-four shareholders, including Mr. George S. McKelvey, our President, Mr. Walter B. Conley, our Secretary/ Treasurer, and Patricia Cudd, Esq., our special securities counsel, for an aggregate of $2,430 in cash. Our financial condition may not improve. We may not receive the necessary additional funding and/or revenues from operations in order to implement our business plan over the next year. We do not expect to continue in operation, without an infusion of capital, after the expiration of one year from the date of this prospectus. In order to obtain additional equity financing, we may be required to dilute the interest of existing shareholders or forego a substantial interest in our revenues, if any. See "Offering Price Factors," "Capitalization" and "Management Relationships, Transactions and Remuneration" for a more detailed description of our capitalization and financial condition.

     Because we will need to raise  additional  funds and these funds may not be
     ---------------------------------------------------------------------------
available to us when we need them, we may need to change our business plan, sell
--------------------------------------------------------------------------------
or merge our business or face bankruptcy.  Based on our current projections,  we
-----------------------------------------
will need to raise funds during the one-year period following the date of this prospectus through the issuance of equity, equity-related or debt securities. This is because we will not realize revenues from subscription or other fees from our proposed online audition service until we complete our research, design and development activities and further develop our web site to the point that it is fully operational. There is no guarantee that we will be able to raise the funds that are necessary to maintain our business for the following year. We will need to raise additional capital thereafter if we are unable to develop a commercially viable online audition service or our subscription or other fees are lower than expected. Additional capital may not be available to us on favorable terms when required, or at all. If this additional financing is not available to us, we may need to dramatically change our business plan, sell or merge our business or face bankruptcy. In addition, our issuance of equity or equity-related securities will dilute the ownership interest of existing shareholders and our issuance of debt securities could increase the risk or perceived risk of our company. Any of these actions could cause our stock price to fall.

     Establishment of our proposed online audition service is dependent upon the
     ---------------------------------------------------------------------------
development of new technologies,  techniques,  methods, programs and/or products
--------------------------------------------------------------------------------
and, even if successfully  developed,  a commercially viable market. Our company
--------------------------------------------------------------------
is engaged in the research, design and development of new video technologies, techniques, methods, programs and products in order to develop an internet site to exhibit video programs for the online audition of actors, musicians, comedians and other performers. These technologies, techniques, methods, programs and products are new and untried in the performing arts industry to the best of our knowledge. We do not know whether our research, design and development program will be successful or, if successful, that a commercially viable market will exist for our proposed online audition service when, and if, it ever becomes available. Electronic video production techniques and methods are developed and become obsolete very quickly. Accordingly, our proposed web site on the internet may never be viable and we may never have any subscribers for our proposed online audition service.

     We may not succeed in establishing the "Internet  Auditions"  brand,  which
     ---------------------------------------------------------------------------
would  adversely  affect  customer  acceptance and our revenues.  The market for
----------------------------------------------------------------
online auditions of actors, comedians, musicians and other performers is in the very early stage. Promoting and positioning our brand will depend largely on the success of our marketing efforts and our ability to provide consistent, high quality customer experiences. We have not yet developed a marketing strategy because our efforts are focused on the performance of research, design and development activities required in order to further develop and establish our internet web site. To promote our brand, we believe that we will need to incur substantial expense in our advertising efforts in traditional media, together with advertising on web sites that we believe our visitors and subscribers are likely to visit. We also expect to incur substantial expense in our efforts to enter into strategic alliances with online and more traditional companies that we believe will promote our brand and drive subscribers and visitors to our web site. Ultimately, we will also need to expend funds to attract and train customer service personnel and to develop content to help build our brand and attract visitors and subscribers to our web site. We will incur additional losses if these brand promotion activities did not yield increased revenues.


     Because our executive officers and directors are our only employees, devote
     ---------------------------------------------------------------------------
only 5% to 20% of their  time to our  business  and are not bound by  employment
--------------------------------------------------------------------------------
agreements,  we may  not be  able  to  achieve  profitability  or  maintain  our
--------------------------------------------------------------------------------
operations  with the limited  time  commitment  of this  individuals  and we may
--------------------------------------------------------------------------------
realize serious harm if they leave. Mr. George S. McKelvey,  our President and a
-----------------------------------
director of Internet Auditions, and Walter B. Conley, our Secretary/Treasurer and a company director, are our only employees. Mr. McKelvey devotes approximately 20% of his time and effort to Internet Auditions and Mr. Conley devotes approximately 5% of his time to Internet Auditions' business and affairs. We may not be able to achieve profitability or maintain our operations with the limited time commitment of our executive officers and directors. We face the additional risk that either Mr. McKelvey or Mr. Conley could leave with little or no prior notice because neither of these individuals is bound by an employment agreement. If we lost the services of Mr. McKelvey and Mr. Conley, our business would fail unless we were successful in finding a suitable replacement(s). We do not have "key person" life insurance policies covering either Mr. McKelvey or Mr. Conley.

     We must enter into strategic relationships to help promote our proposed web
     ---------------------------------------------------------------------------
site and, if we fail to develop, maintain or enhance these relationships, we may
--------------------------------------------------------------------------------
not be able to attract and retain visitors and subscribers,  build the "Internet
--------------------------------------------------------------------------------
Auditions"  brand and enhance our sales and marketing  capabilities.  We believe
--------------------------------------------------------------------
that our ability to attract subscribers, generate traffic to our web site, facilitate broad market acceptance of our proposed online audition service and the "Internet Auditions" brand and enhance our sales and marketing capabilities depends on our ability to develop and maintain strategic relationships with related and other web sites and portals that can drive customer traffic to our web site. If we are unsuccessful in developing or maintaining these relationships, or if the relationships do not assist us in attracting or retaining visitors and subscribers, it may be difficult to grow our business. We have no strategic relationships as of the date of this prospectus.

     We may be unable to adequately protect or enforce our intellectual property
     ---------------------------------------------------------------------------
rights. We rely on trade secret law to protect our intellectual property.  These
-------
laws afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized persons may attempt to copy aspects of our web site, including the look and feel of our web site, sales mechanics or to obtain and use information that we regard as proprietary, such as the technology used to operate our web site and our content. We have not filed an application to secure registration for our trademark, "Internet Auditions," in the United States or any other country. Any encroachment upon our proprietary information, the unauthorized use of our trademark, the use of a similar name by a competing company or a lawsuit initiated against us for our infringement upon another company's proprietary information or improper use of their trademark, may affect our ability to create brand name recognition, cause customer confusion and/or have a detrimental effect on our business.

     Litigation or proceedings before the U.S. Patent and Trademark Office may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets and domain name and to determine the validity and scope of the proprietary rights of others. Any litigation or adverse proceeding could result in substantial costs and diversion of resources and could seriously harm our business and operating results. Finally, if we operate internationally, the laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States.

     Third parties may also claim infringement by us with respect to past, current or future technologies. We expect that participants in our markets will be increasingly subject to infringement claims as the number of services and competitors in our industry segment grows. Any claim, whether meritorious or not, could be time-consuming, result in costly litigation, cause service upgrade delays or require us to enter into royalty or licensing agreements. These royalty or licensing agreements might not be available on terms acceptable to us or at all.

Risk Factors Related to This Offering
-------------------------------------


     There is no public  market for our common  stock  and,  if a public  market
     ---------------------------------------------------------------------------
fails to develop or be  sustained,  then  purchasers  of shares from the selling
--------------------------------------------------------------------------------
shareholders  may be unable to sell,  and therefore lose the funds paid for, the
--------------------------------------------------------------------------------
shares of common stock. There is no public market for our common stock and there
-----------------------
is no assurance that a public market will develop or, if developed, that it will be sustained. Many brokerage firms may not effect transactions in the securities and many lending institutions may not permit their use as collateral for loans. The common stock will be traded, if at all, in the "pink sheets" maintained by members of the National Association of Securities Dealers, Inc., and possibly on the electronic Bulletin Board. Accordingly, any trading market that may develop for the common stock is not expected to qualify as an "established trading market" as that term is defined in Securities and Exchange Commission regulations, and is expected to be substantially illiquid.

     Sales of  substantial  amounts of our shares may depress our stock price. A
     -------------------------------------------------------------------------
total of 2,430,000 shares of common stock held by our current shareholders, including 100,000 shares of common stock held by our President, 50,000 shares held by our Secretary/Treasurer and 100,000 shares held by our special securities counsel, become eligible for resale upon effectiveness of the registration statement of which this prospectus is a part. Sales of shares of common stock owned by our officers, directors, major shareholders and their affiliates will be subject to the resale restrictions contained in Rule 144 of the General Rules and Regulations under the Securities Act of 1933. Sales of a substantial number of shares of our common stock could cause our stock price to fall. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock. On the date of this prospectus, we will have 2,430,000 shares of common stock outstanding that may be resold immediately in the public market.


Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this prospectus potential investors should keep in mind other possible risks that could be important.


                             BUSINESS AND PROPERTIES
                             -----------------------

     3.   With respect to the business of Internet Auditions and its properties:

     (a) Describe in detail what business Internet Auditions does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

General
-------


     Internet Auditions, Inc, is a development-stage corporation that was organized under the laws of the State of Colorado on June 21, 2002. We are engaged in researching and developing new video technologies, techniques, methods, programs and products with the goal of displaying videotaped performances and still photographs of entertainers and artists of all kinds on the internet. We have established a web site, which is only available in beta test form as of the date of this prospectus, to be visited by prospective employers, talent scouts and other interested persons who desire to audition these artists, such as actors, comedians, musicians and other performers, by viewing their videotaped performances and/or still photographs online. If we are successful in establishing this web site in commercially viable form, we intend to charge performers and artists a fee for exhibiting the videotaped material and/or pictures they submit to us for display online. We have not yet determined the type or amount of fee that we will charge. We may, but have not yet decided to, charge visitors a fee for access to our proposed online audition service. We have no partnering, joint venture or similar such arrangements and/or commitments to enter into any such agreements. Our offices are located at 3901 East Orchard Road, Littleton, Colorado 80121. Our telephone number is (303) 321-3001 and our facsimile number is (303) 399-7751.

     We will not realize revenues from subscription or other fees from our proposed online audition service until we complete our research, design and development activities and our web site is fully operational. Accordingly, based on our current projections, we will need to raise at least approximately $25,000 in funds during the one-year period following the date of this prospectus through the issuance of equity, equity-related or debt securities in order to continue our current level of operations and a minimum of approximately $50,000 in capital in order to fully implement our business plan over the next twelve months. Cobra Enterprises and Essex A & M Enterprises, preferred and/or common stockholders of Internet Auditions, have verbally agreed to purchase additional shares of preferred stock in order to enable us to raise a minimum of $25,000 in funding during the next year. Except for this agreement, there are no preliminary agreements or understandings among the founders, current management, principal shareholders or other investors with regard to raising capital, funding or loan agreements over the course of the next twelve months. There is no maximum amount of funding to which Cobra Enterprises and Essex A & M Enterprises have committed. There is no guarantee that we will be able to raise the funds that are necessary to maintain our business for the following year. We will need to raise additional capital thereafter if we are unable to develop a commercially viable online audition service or our subscription or other fees are lower than expected. Additional capital may not be available to us on favorable terms when required, or at all.

     Our goal is to complete our research, design and development activities and establish a fully operational web site featuring our proposed online audition service as soon as possible. As of the date of this prospectus, our research, design and development program is ongoing and we do not know the length of time it will take to complete these activities. Thus, we cannot estimate when our web site will be fully operational or whether we will be successful in establishing a commercially viable online audition service as a result of our research, design and development efforts. Our research, design and development program is focused, as of the date of this prospectus, on the first of three phases. In phase one, we are gathering and analyzing information on the various methods, techniques and aspects of "streaming," the emerging technology that enables real-time or on-demand access to audio, video and multimedia content on the internet. In addition, by establishing our beta test site on the internet, we have commenced the second phase of our research, design and development program, which involves the analysis, assessment and implementation of the mechanics of presentation.

     We are aware of a limited number of web sites on the internet that display still photographs of artists and performers only. As of the date of this prospectus, we have no knowledge of any internet company that has implemented the technology to exhibit videotaped performances of artists for online audition by visitors to its web site. If we are successful in developing a commercially viable web site capable of displaying videotaped exhibitions as well as still photographs, we believe that we will have a competitive advantage as a result of being the initial company to develop and/or implement this technology. As of the date of this prospectus, our web site is available in beta test form only and, accordingly, we have no subscribers for our proposed online audition service.

     Our internet beta test site displays the videotaped performances of two comedians, one of whom is Mr. George S. McKelvey, our President, for the purpose of evaluating the quality of electronic transmission of the image and sound, installation techniques, the screen size of the image received and geographical distribution. We also exhibit a still photograph of each performer along with a brief resume listing his major performance credits. On the web site, we solicit feedback from visitors and the submittal by the viewer of an application to display the videotaped recording of his or her own talent on our site.


The Internet and Electronic Commerce
------------------------------------


     The   internet   has  become  an   increasingly   significant   medium  for
communication, exchange of information and commerce. We believe this increased usage is because of a number of factors, including the following:


     o    A large installed base of personal computers;

     o    Advances in the speed of personal computers and modems;

     o    Easier and less expensive access to the Internet;

     o    Improvements in network security, infrastructure and bandwidth;

     o    A wider range of online offerings; and

     o    Growing consumer awareness of the benefits of doing business online.


However, there are many risks associated with the conduct of business on the internet, including, among others, security, viruses and fraud. Hacking is a serious threat to electronic commerce companies such as Internet Auditions. We, like most other electronic commerce companies, intend to continuously implement a wide range of hardware security measures to offer network protection and business continuity. Many development-stage companies, like us, lack the capital and/or customer demand to warrant the investment in electronic security protective applications and technologies. Further, while many companies have a formal security policy, we believe that nearly all are far from adequate and very few companies educate all members of staff, conduct risk analysis on a regular basis and regularly assess their software for security flaws.

     With the wide range of security flaws inherent in the internet, we can be expected to be at a serious disadvantage, as compared to our competitors, especially with regard to electronic commercial transactions, if we fail to protect or minimize the risks to Internet Auditions from security threats. While the internet represents a new and highly lucrative market, we expect to be challenged by the necessity to become fully aware of new technologies so that we can manage the risks associated with conducting transactions over the web.

     The technical terminology and language associated with the internet is an outgrowth of similar terminology and language used in the computer industry. The following is a short glossary of some of the terms currently in use in our industry. It is not intended to be a complete listing of the words or phrases, but is being provided for use by the prospective investor to assist him or her in better understanding the vocabulary.

ASF: An audio or video file encoded for use with Windows Media Player.

ASX: A metafile that points to a Windows Media audio/video presentation.

AVI (audio/video interleave): A Microsoft file format for files containing multiple streams of different types of data, such as audio, video or MIDI. Video and sound elements are stored in alternate interleaved chunks in the file.

Bandwidth: In digital terms, the capacity of a connection to transmit data, expressed as data speed in bits per second (bps) or thousands of bits per second
(Kbps).

Bit: Describes the smallest unit of storage in a computer. It has a value of 0 or 1. Eight bits make up one byte, which can store one letter, number or symbol.

Bit Rate: The speed at which binary content is streamed on a network, measured in kilobits per second (kbps).

Broadband: Describes a high-speed network connection (T-1, DSL, cable modem) as opposed to a dial-up connection.

Buffering: Buffering is similar to the concept of "pre-filling." The stream of data begins before the media file actually plays. This data goes to local storage so that the incoming data always stays ahead of the actual data being viewed. Occasionally, if there is significant network congestion, a media file may stop playing momentarily so that the buffer can be refilled.

Byte: Describes a unit of storage that can contain one letter, number or symbol. Consists of eight bits.

CODEC: Stands for compress/decompress. A media file is encoded or compressed using an algorithm or formula and then decoded and decompressed as the user views or listens to the file.

Cache: A place to store something temporarily so that it can be accessed quickly. Web pages that are viewed are generally stored temporarily on the user's hard drive for quick access on return visits. Caching can also refer to distributing internet content to multiple servers that are periodically refreshed.

Capture: The process of changing or transferring digital or analog audio or video files to binary files that can then be edited and encoded.

Co-location: A company can place its servers on the physical premises of an internet service provider (ISP) in order to utilize the ISP's high-speed connection and safety/backup features.

Compression: It is desirable to compress media files to reduce file size and speed up the transmission time. This can be done using hardware, software or a combination of both. Compressed media files are then decompressed on the user's end.

DSL: Digital subscriber line. DSL utilizes unused portions of a telephone line's bandwidth for transmitting data at high speed.

Digitize: See capture.

Frames Per Second (FPS): The number of video frames displayed each second. The higher the number, the smoother and sharper the images appear.

Hosting: Storing media files on servers specifically designed for streaming over the Internet.

Metadata: Additional, related information that can be stored as part of the compressed file or kept in a separate database. Examples include CD cover art, movie one-sheet images or text-based information, such as author, title, etc.

Net Congestion: Traffic on the network that slows the transmission of data.

Noise Reduction: A variety of processes applied to audio or video signals to lower the amount of noise in the given signal.

Packet Loss: Data is transmitted in small units known as packets. Occasionally, packets are lost or delayed due to network congestion, resulting in dropped frames.

Pixel: One unit of screen information. A video image is composed of individual colored dots, referred to as pixels. Depending on how a monitor is set, a pixel can take up 8 bits/1 byte (256 colors), 16 bits/2 bytes (high color), or 24 bits/3 bytes (true color).

Streaming Media: Streaming media allows the user to watch or listen to a media file without downloading it. The file is simultaneously "streamed" to the user as he or she is watching or listening to it. The user needs a player to view or listen to the files. Files must be decompressed by a media player that is compatible with the format of the file.

Transcoding: The conversion of one digital file format to another digital file format (i.e., MP3 to Windows Media). The ideal method for encoding to multiple streaming media formats is to use the original, uncompressed source material and encode it into the new formats, avoiding transcoding completely.

VOD (Video on Demand): Video that can be accessed at any time by the user.

Webcasting (also known as Internet Broadcasting): Capturing, encoding and hosting a live event, such as a concert, award show, meeting or conference, usually from a remote location, for Internet broadcast on a one-time or limited basis. Live events usually require establishing an internet connection and/or satellite uplinks for streaming over the Internet. Live events can also be archived for viewing on demand.

Technology and Network Operations
---------------------------------


     We intend to implement systems for site management, searching and visitor interaction that are custom-designed and written for performance, reliability and scalability using various software applications. These systems will employ a combination of our own proprietary technologies and commercially available, licensed technologies. Our proprietary technologies will be embodied in software that is exclusively owned and implemented by us. Our objective is to have fast download times and make use of caching and load balancing at the web server and application level for optimal performance. We intend to outsource development work to outside consultants. To date, Ian McKelvey Website Services, Littleton, Colorado, a sole proprietorship owned by Mr. Ian McKelvey, our President's son, has performed all of the design, writing and other development work in connection with our own proprietary technologies incorporated in the software applications used in the various systems we have implemented in our beta test site. Ian McKelvey Website Services has been in operation providing complete website solutions, including but not limited to custom web site design and development, custom internet graphics, animation and multimedia, web site hosting and third party application integration, since 1994. The commercially available technologies that Ian McKelvey Website Services has used in combination with our proprietary technologies to develop the site include SoftQuad Hot Metal Pro for the general page structure and content, MS WordPad, a text editor, and Ulead PhotoImpact for graphics. Because of the family relationship between our President and Mr. Ian McKelvey, Ian McKelvey Website Services has not charged us for any services performed to date. In the next year, if we receive additional funding from our preferred shareholders and/or others, we may compensate Ian McKelvey Website Services for development work, but we have no obligation to do so. We have spent no funds to date for commercially available, licensed technologies.

     Our web site, even in its present beta test form, is up and running twenty-four hours a day, seven days a week. Ian McKelvey Website Services hosts the web site at no charge to us. We have entered into a written agreement with BroadbandVideo, Centennial, Colorado, to host the videotaped performances of the various entertainers and other performers on our web site. We have paid BroadbandVideo a one-time fee of $300.00 and agreed to pay a monthly fee of $20.00 for video hosting services. We anticipate that we will continue to devote significant resources to web site development in the future as we add new features and functionality to our web site. We anticipate that payment arrangements will be able to be made using credit cards through an online payment processing service such as PayPal. We intend to develop the capacity to process commercial transactions on our web site in the future. At such time as we have the capacity to process commercial transactions on our web site, we intend to implement security measures, including but not limited to layering, locking and encryption, in order to secure, to our best ability, the commercial transactions conducted on our web site. At that time, we will retain the services of an outside consultant to implement the appropriate security measures. Accordingly, as of the date of this prospectus, we are unable to describe these security measures in detail or the cost to us to implement such measures. Detailed instructions will be available on our site to enable the visitor to consummate the purchase transaction with as much ease and simplicity as is possible.

     (b) Describe how these products or services are to be produced or rendered and how and when Internet Auditions intends to carry out its activities. If Internet Auditions plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of Internet Auditions, and the estimated amount. If Internet Auditions is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.


     We are presently in the early development stage, focusing our efforts on research, design and development of new video technologies, techniques, programs, methods and products for the purpose of displaying the performances of actors, comedians, musicians and other performers online for audition by prospective employers, talent scouts and others. We have divided our research, design and development program into three phases that identify the various activities in sequential form, as follows:

o    Phase one involves gathering information on the following:

     o    Methodology;

     o    Current state of the art; and

     o    Streaming video, including the following:

          o    Bandwidth;

          o    Video compression;

          o    Video CODEC's;

          o    File type;

          o    File size;

          o    Media players;

          o    Playback size;

          o    Playback frame rate; and

          o    Playback quality.

o    Phase two involves the mechanics of presentation, including the following:

     o    Creating video;

     o    Web site hosting;

     o    Video hosting; and

     o    Developing the beta test site.

o    Phase three involves the following:

     o    Marketing tests;

     o    Industry publicity;

     o    Talent recruitment;

     o    Release form; and

     o    Fee schedule.

As of the date of this prospectus, we are conducting research, design and development activities in phases one and two.

     In phase one, we are engaged in testing, analyzing and selecting one or more of the various methods and techniques of "streaming," an emerging technology. Although there are many diverse and confusing definitions of streaming, the term is commonly used to identify a method of placing motion pictures in the form of video recordings on, and retrieving them from, the internet, thus enabling real-time access to audio, video and multimedia content via the internet. This is opposed to placing still photographs on, and retrieving them from, the internet. We use only streaming media, i.e., audio, full-motion video and multimedia content, as opposed to other applications of streaming technology, such as the streaming of real-time stock quotes. For our purposes, streaming media is defined by the combination of the following three primary characteristics:

     o    Ready  Accessibility.  Streaming media technology enables real-time or
          --------------------
on-demand access to audio, video and multimedia content via the internet. Streaming technology enables the near real-time transmission of events recorded in video and/or audio as they occur. This is sometimes referred to as "live-live" and is commonly known as "webcasting." Streaming technology makes it possible to conveniently distribute pre-recorded/pre-edited media on demand. That is, media that is stored and published on the web in streaming format can be made available for access at any time.

     o    Ability to Begin Playback Prior to Completing File Transfer. Streaming
          -----------------------------------------------------------
media is transmitted by a media server application and is processed and played back by a recipient player application as it is received. A recipient player can start playing back streaming media as soon as enough data has been received, without having to wait for the entire file to arrive. As data is transferred, it is temporarily stored in a buffer until enough data has accumulated to be properly assembled into the next sequence of the media stream. When streaming technology was first available, the ability to begin playback before the entire file had been transferred was a distinct advantage. Now, however, pseudo-streaming techniques, such as progressive download, allow some other formats to begin to play before file download is completed. Thus, while the ability to begin playback prior to completing file transfer is a characteristic of streaming, it is not, in and of itself, a differentiating factor.

     o    Absence of Residual Copy.  A streamed file is received,  processed and
          ------------------------
played simultaneously and immediately, leaving behind no residual copy of the content on the receiving device. An important advantage of streaming media technology, unlike either traditional or progressive download technology, is the copyright protection it provides. Because no copy of the content is left on the receiving device, the recipient can neither alter nor re-distribute the content in an unauthorized manner. Internet Auditions' use of streaming provides protection from intrusion and alteration of the videos on our web site.

     Until broadband is ubiquitous, we believe that quality concerns will continue to challenge media streamed over the internet. Even now, however, streaming offers the following distinct advantages that other methods of media delivery do not provide:

     o    Shorter waiting time for complete downloads.

     o Because they are not written to disk, processing and play of streamed files as they are received, then discarded, leaving no residual copy of the content on the receiving device and thereby alleviating copyright concerns.

     o Capability of conveying live events around the globe in near real time.

     o    Support of interactivity, thus allowing content to be experienced in a
non-linear   manner.   Video-on-demand,   for  example,   can  be  segmented  or
chapterized, thereby permitting users to jump to desired portions.

     o    An excellent way to enhance otherwise static web sites.

     As of the date of this prospectus, we are also pursuing a number of the activities in the second phase of our research, design and development program, including establishing our internet web site in beta test form and installing two experimental video performances on the web site for the purpose of analyzing the quality of image and sound and installation techniques and monitoring the streaming quality. We have engaged Ian McKelvey Website Services, Littleton, Colorado, as the web host to situs our web site and linked the web site with BroadbandVideo, Centennial, Colorado, which will resident our videos. When a viewer wishes to view a selected video, the viewer will enter our web site, select the desired video and the web host will automatically "stream" the selected video from BroadbandVideo to our web site. The viewer will then be able to play and view the video in the streaming format.

     The  address  of our  internet  web site is  www.internetaudition.net.  The
                                                  ------------------------
current videos resident on the web site are experimental and for analysis and beta test only in accordance with the second phase of our research, design and development program. We will continue our research, design and development activities for the foreseeable future. As of the date of this prospectus, we do not know the length of time it will take to us to complete the program. If our research, design and development activities are successful, we will proceed as quickly as possible to further develop and establish our web site to make our proposed online audition service available. We have no plans to offer any other services or products at the present time.

     We have no existing supply contracts. We will choose our suppliers based upon the quality and price of the services and merchandise available. We believe that we will have no difficulty in obtaining supplies of good quality from a number of suppliers. The supplies that we will require include a computer with editing capability, computer software and supplies and a video camera and accessories. These supplies are readily available from computer and camera supply stores throughout the United States and, in addition, internet catalog companies. Presently, we are using a computer, software, video equipment and accessories made available to us by Ian McKelvey Website Services at no charge.


     (c) Describe the industry in which Internet Auditions is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.


     Our business is limited to the research, design and development of new video technologies, techniques, methods, programs and products for the purpose of displaying the performances of actors, comedians, musicians and other performers online for audition by prospective employers, talent scouts, producers, casting directors, club owners and others. The only web sites on the internet promoting entertainers and performers of which we are aware currently list their names and feature still photographs, commonly known as "head sheets" and biographical sketches ("bios"), and not video programs. We know of no other company presently engaged in a research, design and development program calculated to develop the technology for displaying the videotaped performances of artists online for audition purposes. Accordingly, we do not know whether Internet Auditions or others will be successful in developing this technology for use in the entertainment arts industry or whether the online audition of performers and entertainers will become an established industry. The audition web site we are researching and developing is similar to the other web sites currently in use for motion picture, television and stage actors that use still pictures, biographical sketches and listings of past activities and performances. However, in addition to actors, we will exhibit the talents of nightclub and small club performers, including but not limited to musicians, small bands, comedians and similar stage performers. We do not believe that other web sites offer any degree of competition because they do not make video audition tapes of the performers available and they limit the featured artists to actors.

     The Internet has become an increasingly significant medium for commerce in many industries. Our success depends upon the widespread acceptance and use of the Internet as an effective medium of business and communication by our target customers. While we cannot be certain, we expect rapid growth in the use of and interest in the Internet to continue, although the rate of growth may not be at historical rates. We believe that our business may not be profitable for the next several years during which expenses related to our organization and research, design and development may cause us to continue to incur a loss from operations. Although our proposed online audition service will be available electronically throughout the world, our primary target market will be subscribers and visitors located in the United States. Our online audition service will be available throughout the world because it will be transmitted via the internet. Accordingly, subscribers for the service located anywhere in the world will be able to view the auditions merely by accessing our web site on the internet.


Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for Internet Auditions' products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that Internet Auditions has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of Internet Auditions' competitors in the area of competition in which Internet Auditions is or will be operating. State why Internet Auditions believes it can effectively compete with these and other companies in its area of competition.


     We are aware of a limited number of internet companies that display still photographs of motion picture, television and stage actors on their web sites for audition purposes. These web sites include, but are not limited to, www.thespiannet.com/talentpool/index.shtml, www.thecastingsite.com/sample.shtml,
www.futurecasting2000.com/audiions.htm,
www.geocities.com/akatsavou/castubg_eb.html,
www.castingyou.com/abcnewstoryyoucastingyou.htm,
www.eperformer.com/aud/index.html and www.hollywoodauditions.com/. We know of no internet web sites exhibiting the actual video performances of these individuals in conjunction with still pictures. Further, we will exhibit the talents of nightclub and small club performers, including but not limited to musicians, small bands, comedians and similar stage performers, in addition to actors.
Accordingly, we do not believe that we have any direct competitors as of the date of this prospectus. Nevertheless, we believe that, regardless of our success, other companies will succeed in developing the technologies, techniques, methods, programs and/or products required to display the actual performances of performers and entertainers online. To our knowledge, the only barrier to entry in this industry is the development of the technologies, techniques, methods, programs and/or products for displaying the videotaped performances of artists online for audition purposes. Competition can be expected to intensify in the future, which may result in fewer visitors and subscribers, reduced revenue and loss of market share. Many of our current and potential competitors have or will have longer operating histories, larger customer or user bases, greater brand recognition and/or significantly greater financial, marketing and other resources than we do. Many of these current and potential competitors can devote substantially more resources to web site and systems development than we can. In addition, larger, more well-established and financed entities may acquire, invest in or form joint ventures with online competitors as the use of the Internet and other online services increases. These companies may be able to provide subscribers with more favorable terms, process orders more efficiently and/or deliver services more effectively than we can.


     We believe that, if we are successful in developing and establishing our proposed online audition service, the following will be principal competitive factors in our market:

     o    Web site recognition;

     o    Speed and accessibility of web site;

     o    Quality of video programs;

     o    Customer service; and

     o    Price.

We hope, to the extent practicable, to minimize our weaknesses, including, among others, our undercapitalization, cash shortage, limitations with respect to personnel, technological, financial and other resources and lack of a subscriber and visitor base and market recognition, through our utilization of the Internet; which eliminates the need for a sizeable marketing staff. However, our opportunity to obtain a large volume of traffic on our proposed web site and sizeable subscription revenues may also be limited by our financial resources and other assets.


     We have not yet determined a price or price range for our proposed online audition service. The anticipated formula for determining the price or price range is the sum of the margin for profit and the cost of sales, including the costs of production, web site maintenance and transmission. We intend to establish the price or price range from the aforementioned information to be obtained from our research, design and development program, including analysis of the prices charged by our competitors, all of which, to the best of our knowledge display still photographs, not real time performances, as of the date of this prospectus.


Note: Because this Prospectus focuses primarily on details concerning Internet Auditions rather than the industry in which Internet Auditions operates or will operate, potential investors may wish to conduct their own separate investigation of Internet Auditions' industry to obtain broader insight in assessing Internet Auditions' prospects.

     (d) Describe specifically the marketing strategies Internet Auditions is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort that will be necessary in order for Internet Auditions to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for, a major portion (20% or more) of Internet Auditions sales. Describe any major existing sales contracts.


     Our company is in the development stage and is engaged in the research, design and development of new video techniques, methods, programs and products in connection with the establishment of an internet site to exhibit video programs and still pictures in order for visitors, such as potential employers and talent scouts, to audition actors, comedians, musicians and other entertainers and performers online. We have not yet developed any commercially viable products or services and we do not know whether we will be successful in doing so in the future. Accordingly, we do not know whether a market will exist for any products or services that we may develop and we have not yet developed any marketing strategies. Because of this, we do not yet know how and by whom our products or services will be marketed; how our marketing structure will operate; the basis of our marketing approach; or the timing or size of the results of this effort that will be necessary in order for us to be profitable. We will develop the marketing strategy or strategies to penetrate our market or develop a new market from the information obtained from our ongoing research, design and development program. As of the date of this prospectus, we have not yet obtained all of the information required to formulate our definitive marketing strategy or strategies from our research, design and development efforts. We have conducted no marketing studies. As of the date of this prospectus, we have no subscribers and no existing sales contracts.


     (e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

     As of the date of this prospectus, we have no commercially viable products or services.

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the typical orders. If Internet Auditions' sales are seasonal or cyclical, explain.

     Not applicable. See the response to this Item above. We do not expect our business to be seasonal or cyclical.

     (f) State the number of Internet Auditions' present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operation, administrative, etc.) Internet Auditions will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If Internet Auditions employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements Internet Auditions has or will have with its employees.


     Mr. George S. McKelvey and Mr. Walter B. Conley, our executive officers and directors, are our only employees currently. We have no employment agreements with our current employees. We do not anticipate the employment of any additional individuals within the next twelve months.


     (g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that Internet Auditions owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties Internet Auditions intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

     We presently own no real or personal property. We maintain our offices on a rent-free basis at the residence of Mr. George S. McKelvey, the President and a director of Internet Auditions, located at 3901 East Orchard Road, Littleton, Colorado 80121. These arrangements are verbal and we have no written agreement with Mr. McKelvey to utilize space at his residence free of charge. We have agreed to pay him rent for these facilities when we start generating revenues from operations, if ever. The space we currently occupy is expected to be adequate to meet our foreseeable future needs. Our requirements for space are to house a computer, which is needed to edit videotaped material, and to store camera and lighting equipment and, accordingly, are minimal. We have no plans to purchase any real property for the foreseeable future. In the future, we intend to purchase a computer with editing capability, computer software and supplies and a video camera, lighting equipment and other accessories. Currently, we are using a computer, software, video equipment and accessories made available to us by Ian McKelvey Website Services at no charge.

     (h) Indicate the extent to which Internet Auditions operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by Internet Auditions for research, design and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research, design and development expenditures were for the last fiscal year.


     We rely on trade secret law to protect our intellectual property. These laws afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized persons may attempt to copy aspects of our web site, including the look and feel of our web site, and to obtain and use information that we regard as proprietary, such as the technology used to operate our web site and our content. We have not filed an application to secure registration for our trademark, "Internet Auditions," in the United States or any other country. Any encroachment upon our proprietary information, the unauthorized use of our trademark, the use of a similar name by a competing company or a lawsuit initiated against us for our infringement upon another company's proprietary information or improper use of their trademark, may affect our ability to create brand name recognition, cause customer confusion and/or have a detrimental effect on our business.

     Litigation or proceedings before the U.S. Patent and Trademark Office may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets and domain name and to determine the validity and scope of the proprietary rights of others. Any litigation or adverse proceeding could result in substantial costs and diversion of resources and could seriously harm our business and operating results. Finally, if we obtain visitors and subscribers internationally, the laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States.


     We have expended no funds for research, design and development of new video technologies, techniques, methods, programs and products for the purpose of exhibiting videotaped performances and still photographs submitted by actors, comedians, musicians and other performers and entertainers for audition online since the date of our inception on June 21, 2002, through the date of this prospectus. We anticipate that we will spend approximately $10,000 for research, design and development during the fiscal year ended December 31, 2003. We have conducted our research, design and development program to date at no cost to Internet Auditions because we have used the services of Ian McKelvey Website Services free of charge and computer and video equipment borrowed from Ian McKelvey Website Services. Further, because a number of techniques and methods of streaming media are presently available, much of the research that we are conducting in the first phase of our research, design and development program involves analyzing, rather than developing, these streaming technologies. Because we have not yet determined the nature or the scope of the contemplated research, design and development activities for which we expect to spend approximately $10,000, we are unable to describe them in detail as of the date of this prospectus.


     (i) If Internet Auditions' business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon Internet Auditions.

     We are not currently subject to direct federal, state or local regulation other than the regulations applicable to businesses generally. If we are successful in establishing our proposed online audition service, we will be subject, in addition, to federal, state and/or local regulation directly applicable to electronic commerce. However, as the Internet becomes increasingly popular, it is possible that a number of laws and regulations may be adopted with respect to the Internet. These laws may cover issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and security of information. Furthermore, the growth of electronic commerce may prompt demand for more stringent consumer protection laws. Several states have proposed legislation to limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also initiated action against at least one online service regarding the manner in which personal information is collected from users and provided to third persons and has proposed regulations restricting the collection and use of information from minors online. We do not currently provide individual personal information regarding our users to third persons and we currently do not identify registered users by age. However, the adoption of additional privacy or consumer protection laws could create uncertainty in usage of the Internet and reduce the demand for our online publication or require us to redesign our web site.

     We are not certain how our proposed online audition business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity, qualification to do business and personal privacy. The vast majority of these laws were adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws intended to address these issues could create uncertainty in the Internet marketplace. This uncertainty could reduce demand for our proposed online audition service, increase the cost of doing business as a result of litigation costs and/or increase service delivery costs.

     (j) State the names of any subsidiaries of Internet Auditions, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

     Not applicable. We have no subsidiaries.

     (k) Summarize the material events in the development of Internet Auditions (including any material mergers or acquisitions) during the past five years, or for whatever lesser period Internet Auditions has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If Internet Auditions has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this prospectus accordingly).

     There  have  been  no  material  events,  such  as  mergers,  acquisitions,
spin-offs,   recapitalizations,   stock  splits  or  stock  dividends,   in  our
development since our inception on June 21, 2002.

     4.(a) If Internet Auditions was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur, or the milestones which in management's opinion Internet Auditions must or should reach, in order for Internet Auditions to become profitable, and indicate the expected manner of occurrence or the expected method by which Internet Auditions will achieve the milestones.

     In order to become fully operational and profitable, we must achieve each of the milestones described below.

     o    We must raise additional capital.  We must raise sufficient  financing
          ---------------------------------
in order to complete our research, design and development program and pursue our business plan. If our research, design and development of new video technologies, techniques, methods, programs and products enables us to establish our proposed online audition service, we will need additional funding for administrative expenses, sales and marketing activities, the purchase of computer and office equipment and enhancement of our web site. Based upon our current projections, we will need at least an additional approximately $25,000 in funding over the next twelve months in order to continue our operations at their present level and a minimum of an additional $50,000 of capital in order to fully implement our business plan over the next year. If we are unable to obtain additional debt and/or equity financing, then we will not be able to continue as a going concern unless we realize meaningful revenues. We do not know when, if ever, that we will generate revenues from subscription or other fees from our proposed online audition service. We will need to raise additional capital thereafter if we are unable to develop a commercially viable online audition service or our subscription or other fees are lower than expected. Additional capital may not be available to us on favorable terms when required, or at all. If this additional financing is not available to us, we may need to dramatically change our business plan, sell or merge our business or face bankruptcy. In addition, our issuance of equity or equity-related securities will dilute the ownership interest of existing shareholders and our issuance of debt securities could increase the risk or perceived risk of our company.

     o    We must develop a commercially  viable online audition service.  As of
          ---------------------------------------------------------------
the date of this prospectus, our web site to display the video programs and still pictures of actors, comedians, musicians and other performers and entertainers for audition online is only available in beta test form. Thus, we have no subscribers and we have realized no subscription revenues. Our web site will not be fully operational until we complete our research, design and development program and further develop and enhance the site based upon our analysis of the results of its performance in beta test form. As of the date of this prospectus, we do not know the length of time it will take us to complete the research, design and development program or whether the beta test site results will enable us to complete development of our internet site so that it is fully operational. If we are successful in developing our web site to the point of commercial viability, we will incur expenses for, among other things, marketing and advertising needed to obtain visitors and subscribers. If we are unable to raise additional funding for marketing and advertising and other operating expenses or the funds raised prove to be inadequate, we may not be able to generate enough revenue to enable us to break even or become profitable. We cannot be certain of the amount of revenue we must generate from subscription or other fees in order for Internet Auditions to become profitable.

     o    We must thoroughly market the "Internet  Auditions" brand name and our
          ----------------------------------------------------------------------
proposed  online  audition  service.  If our  research,  design and  development
------------------------------------
efforts result in the development of a web site on the internet where visitors, including prospective employers, talent scouts, producers, casting directors, club owners and others, can view the videotaped performances and still pictures submitted by entertainers and performers, we will need to expend funds for advertising on web sites on the internet that we believe our customers are likely to visit, including registering with various search engines, during the first year of operation following the date of this prospectus. We have not yet determined the number or the identity of the search engines with which we intend to register. While some search engines offer registration at no cost, most search engines charge for registration based upon the size and content of the web site. Our web site is in the preliminary stage of development and it is not possible to envision the site's future size and content. Accordingly, we cannot determine our cost to register with various search engines as of the date of this prospectus. We also expect to expend funds to promote and position our brand via advertising in print, radio and/or other traditional media. We will also need to incur substantial expense in our efforts to enter into strategic alliances with online and more traditional companies that we believe will promote our brand and drive customers to our web site. We have not yet commenced efforts to enter into strategic alliances with online and traditional companies. The determination of the identities of companies that are prospective candidates for these alliances is part of our ongoing research, design and development program and, accordingly, we do not know when or whether we will be able to consummate alliances with any online or other companies. Thus, we have no such contemplated alliances as of the date of this prospectus. Ultimately, we will also need to expend funds to attract and train customer service personnel and to develop content to help build our brand and attract customers to our web site. These last two milestones are long-range in nature and we have no anticipated sources of funding for their accomplishment as of the date of this prospectus.

     o    We must  develop and enhance our  proposed  web site.  We will need to
          -----------------------------------------------------
continue to devote significant resources to further develop and add new features and functionality to our web site in the future. These features and systems may relate to, among other things, content display; site and customer order management; customer interaction; and performance, reliability and scalability. Our objective is to have fast download times and achieve optimal performance. As of the date of this prospectus, our web site is only available in beta test form. The web site will not be fully operational until we complete our research, design and development program and perform additional development work based upon the results of performance of the beta test site. We do not know whether we will be able to raise sufficient funding to further develop and establish our web site to the point of commercial viability or further enhance it once the fully operational site becomes available, if ever. We will strive to continuously further develop our web site, but we will be unable to achieve optimum performance criteria without sufficient funding and/or revenues from operations. If our proposed online audition service becomes commercially viable, a portion of sales revenues and/or additional financing will need to be allocated for web site enhancement in subsequent years.

     We will pursue these steps with the additional funds, if any, that we raise from sales of shares of common stock or other equity or debt financing. Because we do not know whether we will succeed in raising additional capital or the amount of any such capital, we are unable to anticipate the timing of the milestones after effectiveness of the registration statement of which this prospectus is a part. Further, because we have only commenced our research, design and development program, we are not yet able to determine the costs associated with each milestone listed above.


     (b) State the probable consequences to Internet Auditions of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon Internet Auditions liquidity in view of Internet Auditions then anticipated level of operating costs. (See Questions No. 11 and 12)

     The probable consequences to us of delays in achieving each of the milestones listed in Item 4.(a) immediately above is that we will likely continue to incur operating and net losses during the period of the delays, and the rate at which we incur these losses may increase. Any delays are expected to have an adverse effect on our liquidity because we intend to increase our costs and expenses substantially as we pay management salaries and/or contract labor; increase our sales and marketing activities; purchase equipment; increase our general and administrative functions to support our growing operations; and complete and further develop our internet web site. In the event that we are unable to implement our business plan and/or continue as a going concern because of the realization of continuing losses, we may need to dramatically change our business plan, sell or merge our business or face bankruptcy.


     We have no plans to make any changes in our current business plan so long as management determines it to be viable and we are able to continue in business as a going concern. The factors that management intends to consider in making the determination as to whether our business plan is viable include, among others, (i) the results of our efforts to raise additional funding, (ii) the results of our proposed marketing campaign; (iii) the success of our efforts to obtain subscribers and visitors to our proposed web site; and (iv) the amount of subscription and/or other revenue we are capable of generating. If, at any time, based upon consideration of the foregoing factors, management determines that we are unable to implement our business plan or continue in operation as a going concern, we will explore all available alternatives, including a possible change in our business plan, sale of our business, merger, acquisition or other business combination with another company or, if unavoidable, voluntary bankruptcy filing. However, even if we are achieving the milestones required in order for us to become profitable, we intend to consider any attractive business opportunity presented to us, including, but not limited to, the sale of our business to a larger company or a joint venture, merger or other business combination with a small or mid-sized company. As of the date of this prospectus, we have no present intent to change our business plan, sell our business or merge with or acquire another company.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.


                             OFFERING PRICE FACTORS
                             ----------------------

     If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

     5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)


     Total $(16,236) ($(0.02) per share) for the period from June 21, 2002 (inception), to December 31, 2002.

     6. If Internet Auditions had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

                 Offering Price Per Share           =
        ------------------------------------------     -------------------------
        Net After-Tax Earnings Last Year Per Share     (price/earnings multiple)

     Not applicable. We had a loss for the period from June 21, 2002 (inception), to December 31, 2002.


     7.(a) What is the net tangible book value of Internet Auditions? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research, design and development costs and similar intangible items) minus total liabilities.

     $9,263 ($0.004 per share)


If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.


     The shares of common stock may be offered and sold from time to time by the selling shareholders or their successors in interest at a price of $.01 per share until a public trading market develops in Internet Auditions' common stock. At such time, if ever, that there is a public trading market for our common stock, these sales may be made on the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market prices, or in negotiated transactions. Sales of shares of common stock owned by our officers, directors, major shareholders and their affiliates will be subject to the resale restrictions contained in Rule 144. The difference, if any, between the price per share of common stock being offered by the selling shareholders and the net tangible book value per share is primarily attributable to the fact that the selling shareholders, including Mr. George S. McKelvey, our President and a director, Mr. Walter B. Conley, our Secretary/Treasurer and a director, and Patricia Cudd, Esq., our special securities counsel, acquired their aggregate 2,430,000 shares, representing 100% of our outstanding shares, of common stock at a cost of $.001 per share, which may be substantially less than the price per share to be paid by the purchasers of shares from the selling shareholders.


     (b) State the dates on which Internet Auditions sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to Internet Auditions at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

                                      Relationship
Date  of     Name of                  of              Number of   Price per   Consideration
Sale         Shareholder              Shareholder     Shares      Share
--------     ----------------------   -------------   ---------   ---------   -------------
10/30/02     Ken Banner               None              50,000      $.001         $ 50.00



                                       35






10/30/02     Teresa Banner            None              50,000      $.001         $ 50.00
10/30/02     Joe Calloway             None              50,000      $.001         $ 50.00
10/30/02     Cobra Enterprises        None              80,000      $.001         $ 80.00
             Limited
10/30/02     Walter B. Conley         Secretary and     50,000      $.001         $ 50.00
                                      Director
10/30/02     Linda Crumm              None             100,000      $.001         $100.00
10/30/02     Patricia Cudd            Legal Counsel    100,000      $.001         $100.00
10/30/02     Terry Dalton             None             100,000      $.001         $100.00
10/30/02     Michael D. Dean          None              50,000      $.001         $ 50.00
10/30/02     Virginia Dean            None              50,000      $.001         $ 50.00
10/30/02     Donna Farris             None              50,000      $.001         $ 50.00
10/30/02     Garret R. Green          None             100,000      $.001         $100.00
10/30/02     Edward H. Hawkins        None             100,000      $.001         $100.00
10/30/02     John R. Hawkins          None              50,000      $.001         $ 50.00
10/30/02     John R. Hawkins,         None              50,000      $.001         $ 50.00
             Trustee C. Hawkins
10/30/02     Nancy Hawkins            None              50,000      $.001         $ 50.00
10/30/02     Nancy Hawkins, Trustee   None              50,000      $.001         $ 50.00
             M. Hawkins
10/30/02     Valerie B. Hunt          None              50,000      $.001         $ 50.00
10/30/02     Christina Kerley         None              50,000      $.001         $ 50.00
10/30/02     Michael F.  Kerley       None              50,000      $.001         $ 50.00
10/30/02     Susan Lawrence           None             100,000      $.001         $100.00
10/30/02     James M. Malatchi        None             100,000      $.001         $100.00
10/30/02     George S. McKelvey       President and    100,000      $.001         $100.00
                                      Director
10/30/02     Anthony Mulhall          None              50,000      $.001         $ 50.00
10/30/02     Gerald Mulhall           None              50,000      $.001         $ 50.00
10/30/02     Mary J. Mulhall          None              50,000      $.001         $ 50.00
10/30/02     Peter Mulhall            None              50,000      $.001         $ 50.00
10/30/02     Michael V. Sicola        None             100,000      $.001         $100.00
10/30/02     Don L. Swickard          None             100,000      $.001         $100.00
10/30/02     Sharon Swickard          None             100,000      $.001         $100.00
10/30/02     Dean Telefson            None              50,000      $.001         $ 50.00
10/30/02     Gerald H. Trumbule       None             100,000      $.001         $100.00
10/30/02     Duncan Tuck              None             100,000      $.001         $100.00
10/30/02     Robert R. Turner         None             100,000      $.001         $100.00

     8.(a) What percentage of the outstanding shares of Internet Auditions will the investors in this offering have? (Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

     If the maximum is sold: Not applicable
     If the minimum is sold: Not applicable

     This prospectus relates to an aggregate of 2,430,000 shares of common stock that may be offered and sold from time to time by the selling shareholders or their successors in interest.

     (b) What post-offering value is management implicitly attributing to the entire company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

     If the maximum is sold: Not applicable
     If the minimum is sold: Not applicable
     See the response to Item 8.(a) above.

     *These values assume that Internet Auditions' capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: not applicable. These values also assume an increase in cash in Internet Auditions by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $-0-. Not applicable.

     We have no outstanding convertible securities, including options, warrants or other rights.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of Internet Auditions' development.


                                 USE OF PROCEEDS
                                 ---------------

     9.(a)   The following table  sets  forth the use of the  proceeds from this offering: Not applicable. We will receive no proceeds from the sale of the shares of common stock by the selling shareholders.

     (b) If there is no minimum amount of proceeds that must be raised before Internet Auditions may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

     Not applicable. See the response to Item 9.(a) above.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of Internet Auditions's business and operations, would be adequate.

     10.(a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

     Not applicable. See the response to Item 9.(a) above.

     (b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

     Not applicable. See the response to Item 9.(a) above.

     (c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of Internet Auditions or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to Internet Auditions, the method followed in determining the cost, and any profit to such persons.

     Not applicable. See the response to Item 9.(a) above.

     (d)  If any amount of the proceeds is to be used to reimburse  any officer,
director,   employee  or  stockholder  for  services  already  rendered,  assets previously transferred, or monies loaned or advanced, or otherwise, explain:

     Not applicable. See the response to Item 9.(a) above.

     11. Indicate whether Internet Auditions is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring Internet Auditions to make payments. Indicate if a significant amount of Internet Auditions' trade payables have not been paid within the stated trade term. State whether Internet Auditions is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate Internet Auditions' plans to resolve any such problem.

     If we are unable to raise additional financing within the next twelve months, we could be expected to experience cash shortages preventing us from paying our operating expenses on a timely basis. Additional capital may not be available to us on favorable terms when required, or at all. If this additional financing is not available, we may not be able to continue in operation as a going concern and we may need to dramatically change our business plan, sell or merge our business or face bankruptcy.


     Additionally, in the next twelve months, we intend to increase our costs and expenses substantially as we conduct research, design and development; purchase equipment; develop and establish our Internet web site; initiate sales and marketing activities online and via traditional media; and increase our general and administrative functions to support our growing operations. Until we complete our research and develop program and establish our proposed online audition service, if ever, we do not expect to generate revenues to offset these costs and expenses and operate profitably. As a result, we believe that we may incur an operating and net loss for at least the next year, and possibly longer, and that the rate at which we incur these losses may increase. Our success is dependent upon our achieving profitable operations or obtaining additional financing to enable us to fully implement our business plan. If we are unable to obtain additional debt and/or equity financing, then we will not be able to continue as a going concern unless we realize meaningful revenues. If we fail to generate meaningful revenues or raise adequate funding, we will cease operations and our shareholders will lose their entire investment. In any event, we do not expect to continue in operation without an infusion of capital.


     We are not a party to or the maker of any note, loan, lease or other indebtedness or financing arrangement requiring us to make payments. Our trade payables have been paid within the stated trade term. We are not subject to any unsatisfied judgments, liens or settlement obligations.

     12. Indicate whether proceeds from this offering will satisfy Internet Auditions' cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

     Not applicable. We will receive no proceeds from the sale of the shares of common stock by the selling shareholders. See the response to Item 11. above for a discussion of our additional capital requirements. We expect the scale of our operations to be directly related to the amount of funding available to us. That is, we will operate on a significantly smaller scale if we are only successful in raising a minimal amount of funding. Also, as discussed in Item 11. above, in the event that our costs and expenses increase dramatically as we pursue our business plan, we may continue to realize operating and net losses for the next year or longer, and we may incur these losses at an increasingly rapid rate.

                                 CAPITALIZATION
                                 --------------

     13. Indicate the capitalization of Internet Auditions as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:


                                                                Amount Outstanding
                                                     As of:        As Adjusted
                                                    3/31/03     Minimum*   Maximum*
                                                   --------     --------   --------
Debt:
Short-term debt (average interest rate __%)        $     -0-      N/A        N/A
Long-term debt (average interest rate __%)         $     -0-      N/A        N/A
     Total debt                                    $     -0-      N/A        N/A
Stockholders' equity (deficit):
     Preferred stock - par or state value (by
     class of preferred in order of preferences)   $     10       N/A        N/A
     Common stock - par or stated value            $  2,430       N/A        N/A
Additional paid in capital                         $ 29,190       N/A        N/A
Retained earnings (deficit)                        $(22,367)      N/A        N/A
     Total stockholders equity                     $  9,263       N/A        N/A
 Total capitalization                              $  9,263       N/A        N/A
------------------


     *This prospectus relates to an aggregate of 2,430,000 shares of common stock that may be offered and sold from time to time by the selling shareholders or their successors in interest. Accordingly, we are not raising any funds or issuing any securities. Further, we will receive no proceeds from the sale of the shares of common stock by the selling shareholders.

     Number of preferred shares authorized to be outstanding: 6,000,000 shares. Par or stated value, if any: $.001.

     Number of common shares authorized: 60,000,000 shares. Par or stated value per share, if any: $.001.

     Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: -0- shares. Not applicable.


                            DESCRIPTION OF SECURITIES
                            -------------------------

     14.  The securities being offered hereby are:

     [X]  Common stock
     [ ]  Preferred or preference stock
     [ ]  Notes or debentures
     [ ]  Units of two or more types of securities composed of:
     [ ]  Other:

     15.  These securities have:

     Yes  No
     [ ]  [X]  Cumulative voting rights
     [ ]  [X]  Other special voting rights
     [ ]  [X]  Preemptive rights to purchase in new issues of shares
     [ ]  [X]  Preference as to dividends or interest
     [ ]  [X]  Preference upon liquidation
     [ ]  [X]  Other special rights or preferences (specify):

     Explain: not applicable.

     16.  Are the securities convertible?      [ ] Yes [X] N
     If so, state conversion price or formula.
     Date when conversion becomes effective: - / - / - Not applicable. Date when conversion expires: - / - / - Not applicable.

     17.(a)  If securities are notes or other types of debt securities:

          (1)  What is the interest rate?  -0-%  Not applicable.
          If interest rate is variable or multiple rates, describe: not applicable.

          (2) What is the maturity date: - / - / - Not applicable. If serial maturity dates, describe: not applicable.

          (3)  Is there a mandatory sinking fund? [ ] Yes [X] No Not applicable.
          Describe: not applicable.

          (4) Is there a trust indenture? [ ] Yes [X] No Not applicable. Name, address and telephone number of trustee. Not applicable.

          (5) Are the securities callable or subject to redemption? [ ] Yes [X] No Not applicable.

          Describe, including redemption prices: not applicable.

          (6)  Are the securities collateralized by real or personal property?
          [ ] Yes [X] No Describe: not applicable.

          (7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination. Not applicable.

          How much currently outstanding indebtedness of Internet Auditions is senior to the securities in right of payment of interest or principal? $-0-Not applicable.

          How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $-0- Not applicable.

          How much indebtedness is junior (subordinated) to the securities? $-0-Not applicable.

     (b) If notes or other types of debt securities are being offered and Internet Auditions had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

     Not applicable. Shares of common stock, not notes or other types of debt securities, may be offered and sold from time to time by the selling shareholders or their successors in interest.

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that Internet Auditions' liquidity at any given time will permit payment of debt service requirements to be timely made. See Questions No. 11. and 12. See also the Financial Statements and especially the Statement of Cash Flows.

     18.  If securities are preference or preferred stock: not applicable.

     Are unpaid dividends cumulative?   [ ] Yes [X] No
     Are securities callable?           [ ] Yes [X] No
     Explain: Not applicable.

Note: Attach to this Prospectus copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of preferred or preference stock, notes or other securities being offered.

     The selling shareholders or their successors in interest may offer and sell shares of common stock, not preferred or preference stock, notes or other securities having rights superior to the rights of shareholders of common stock, from time to time.

If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

     Not applicable. There are no restrictions on dividends under loan or other financing arrangements or otherwise.

     19. Current amount of assets available for payment of dividends (if deficit must be first made up, show deficit in parenthesis): $260


     It is highly unlikely that we will pay dividends on the common stock in the foreseeable future.


                              PLAN OF DISTRIBUTION
                              --------------------

     20. The selling agents (that is, the persons selling the securities as agent for Internet Auditions for a commission or other compensation) in this offering are:


     Not applicable. This prospectus relates to an aggregate of 2,430,000 shares of common stock that may be offered and sold from time to time by the selling shareholders or their successors in interest. The selling shareholders will act independently of Internet Auditions in making determinations with respect to the timing, manner and size of each offer or sale. These sales may be made at a price of $.01 per share until a public trading market develops in Internet Auditions' common stock. At such time, if ever, that there is a public trading market for our common stock, these sales may be made on the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market prices, or in negotiated transactions. Shares of common stock owned by our officers, directors, major shareholders and their affiliates will be restricted under Rule 144 and subject to the resale restrictions contained in the rule. We will receive no proceeds from the sale of the shares of common stock by the selling shareholders.


     The selling shareholders may sell shares of common stock in any of the following ways:

     o    Through dealers;

     o    Through agents; or

     o    Directly to one or more purchasers.


     The distribution of the shares of common stock may be effected from time to time in one or more transactions (which may involve crosses or block transactions) in the over-the-counter market. At such time, if ever, that there is a public trading market for our common stock, any transaction may be effected at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices or at fixed prices. The selling shareholders may effect transactions by selling shares of common stock to or through broker-dealers, and the broker-dealers may receive compensation in the form of discounts, concessions or commissions from selling shareholders and/or commissions from purchasers of shares of common stock for whom they may act as agent. Any broker-dealers or agents that participate in the distribution of common stock by them might be deemed to be underwriters and any discounts, commissions or concessions received by any broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Shares of common stock owned by our officers, directors, major shareholders and their affiliates will be "restricted," as that term is defined in Rule 144 of the General Rules and Regulations under the Securities Act of 1933, and sales of the shares will be subject to the resale restrictions contained in Rule 144. Further, our officers, directors, major shareholders and their affiliates will be subject to Rule 415(a)(4) under the Securities Act of 1933 with regard to whether sales of their shares constitute an offering "by or on behalf of the issuer" under the Rule and whether they are deemed underwriters under the Securities Act of 1933 as a result.

     In offering the shares of common stock, any broker-dealers and any other participating broker-dealers that execute sales for the selling shareholders may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with the sales. Furthermore, the compensation of the broker-dealers may be deemed to be underwriting discounts and commissions. In addition, any shares of common stock covered by this prospectus that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.


     Rule 10b-2 under the Securities Exchange Act of 1934, prohibits persons who are participating in or financially interested in a distribution of securities from making payments to another person for the solicitation of a third party to purchase the securities that are the subject of the distribution. However, Rule 10b-2 does not apply, among other exceptions, to brokerage transactions not involving the solicitation of customer orders. Rule 10b-6 under the Securities Exchange Act prohibits participants in a distribution from bidding for or purchasing, for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Rule 10b-7 governs bids and purchases made in order to stabilize the price of a security in connection with a distribution of the security.

     The public offering of the common stock by the selling shareholders will terminate on the date on which all shares of common stock offered pursuant to this prospectus have been sold by the selling shareholders, or on the earlier date on which Internet Auditions files a post-effective amendment that de-registers all shares of common stock then remaining unsold.

     To the extent required at the time a particular offer of common stock by the selling shareholders is made, a supplement to this prospectus will be distributed that will set forth:

     o The number of shares of common stock being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents;

     o The purchase price paid by any underwriter for shares of common stock purchased from the selling shareholders;

     o Any discounts, commissions and other items constituting compensation from the selling shareholders; and

     o Any discounts, commissions or concessions allowed or re-allowed to dealers, including the proposed selling price to the public.

     Internet Auditions will not receive any of the proceeds from the sale of shares of common stock by the selling shareholders.

     21. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a per cent of the offering price on the cover page of this Prospectus. Also indicate whether Internet Auditions will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

     Not applicable. See the response to Item 20. above.

     22. Describe any material relationships between any of the selling agents or finders and Internet Auditions or its management.

     Not applicable. See the response to Item 20. above.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and Internet Auditions, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

     23. If this offering is not made through selling agents, the names of persons at Internet Auditions through which this offering is being made:

     Not applicable. See the response to Item 20. above.

     24. If this offering is limited to a special group, such as employees of Internet Auditions, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

     There are no limitations on the types of persons who may purchase shares of common stock from the selling shareholders or their successors in interest.

     25. Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [X] No Not applicable.

     26.(a)   Name, address and telephone number of independent  bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

     Not applicable. This prospectus relates to an aggregate of 2,430,000 shares of common stock that may be offered and sold from time to time by the selling shareholders or their successors in interest. There are no funds being raised or securities being issued. We will receive no proceeds from the sale of the shares of common stock by the selling shareholders.

     (b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

     See the response to Item 26.(a) above regarding the fact that there are no funds being raised.

     Will interest on  proceeds  during  escrow period  be  paid  to  investors?
[ ] Yes [X] No   Not applicable.

     27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

     The 2,430,000 shares of common stock of Internet Auditions presently outstanding are owned by the persons listed in Item 7.(b) above, including Mr. George S. McKelvey, our President (100,000 shares of common stock), Mr. Walter
B. Conley, our Secretary/Treasurer (50,000 shares of common stock) and Patricia Cudd, Esq., sole proprietor of Cudd & Associates, our special securities counsel (100,000 shares of common stock). These shares of common stock are "restricted securities" because of their issuance and sale in reliance upon the exemptions from registration provided under Rule 504 of Regulation D under the Securities Act of 1933 and Section 11-51-308(1)(p) of the Colorado Securities Act. As such, these shares of common stock are subject to the resale restrictions under Rule 144 of Section 4(1) under the Securities Act. Rule 144 of the Securities Act provides, in essence, that holders of restricted securities for a period of one year after the acquisition of the securities from us or an affiliate of ours, may, every three months, sell to a market maker or in ordinary brokerage transactions an amount equal to one per cent of our then outstanding securities. Non-affiliates of Internet Auditions who hold restricted securities for a period of two years may sell their securities without regard to volume limitations or other restriction. Accordingly, the aggregate 2,430,000 shares of common stock become available for resale under Rule 144 on October 30, 2003. In each instance, the date on which the shares of common stock become available for resale under Rule 144 is a period of one year from the date of purchase of the shares from Internet Auditions. Following the expiration of two years from the date of purchase, these shareholders may sell their securities without regard to volume limitations or other restriction if they are not then affiliates of Internet Auditions and have not been affiliates for the preceding three months. Sales of these shares of common stock under Rule 144 may have a depressive effect on the market price of our common stock, should a public market develop for the stock. Transfers and resales of the shares of common stock will be subject, in addition to the federal securities laws, to the "Blue Sky" laws of each state in which the transfer or resale occurs.

     Note: Equity investors should be aware that unless Internet Auditions is able to complete a further public offering or Internet Auditions is able to be sold for cash or merged with a public company that their investment in Internet Auditions may be illiquid indefinitely.

     If a secondary trading market develops in our common stock, the common stock is expected to come within the meaning of the term "penny stock" under 17 CFR 240.3a51-1 because the shares are issued by a small company; are low-priced (under five dollars); and are not traded on NASDAQ or on a national stock exchange. The Securities and Exchange Commission has established risk disclosure requirements for broker-dealers participating in penny stock transactions as a part of a system of disclosure and regulatory oversight for the operation of the penny stock market. The Securities Enforcement Remedies and Penny Stock Reform

Act of 1990 requires additional disclosure, related to the market for penny stocks and for trades in any stock defined as a penny stock. Rule 15g-9 under the Securities Exchange Act of 1934 obligates a broker-dealer to satisfy special sales practice requirements that are described below. Prior to a transaction in a penny stock, the broker-dealer is required to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. Additionally, the broker-dealer must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. For so long as our common stock is considered penny stock, the penny stock regulations can be expected to have an adverse effect on the liquidity of the common stock in the secondary market, if any, that develops.


                    DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS
                    ----------------------------------------

     28. If Internet Auditions has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

     Not applicable. We have not, since our inception on June 21, 2002, paid dividends, made distributions upon our stock or redeemed any securities.


                    OFFICERS AND KEY PERSONNEL OF THE COMPANY
                    -----------------------------------------

     29.  Chief executive officer:                 Title: President

Name:  Mr. George S. McKelvey                      Age: 66

Office Street Address:                             Telephone No.: (303) 321-3001
3901 East Orchard Road, Littleton, Colorado 80121

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.


     George S. McKelvey  has served as the  President and a director of Internet
     ------------------
Auditions since the date of our inception on June 21, 2002. Mr. McKelvey has forty-one years of experience as an actor, performer, stage comedian, speaker and writer. In November 1997, Mr. McKelvey retired from active club performance. Since then, he has freelanced as a keynote speaker and humorist. In December 2000, he appeared at the Broadmoor Hotel in Colorado Springs, Colorado. Mr. McKelvey appeared at the Dreyfus Service Inc. at the Keystone Resort, Keystone, Colorado, in February 2000. From December 1999 to January 2000, he entertained guests on the Renaissance Cruise Line, sailing to Turkey and Greece. Mr. McKelvey he had an engagement at the Greeley Country Club, Greeley, Colorado in May 1999. During the past five years, he has averaged five to ten engagements at the Broadmoor Hotel for corporate conventions. He also appears approximately four times a year at a local comedy club, Wits End, in Northglen, Colorado. From 1982 to 1994, Mr. McKelvey owned George S. McKelvey's Comedy Club in Denver,

Colorado. He has appeared on NBC's "The Tonight Show," "The Mike Douglas Show" and other television variety shows. From 1962 to 1973, Mr. McKelvey appeared in national television commercials and a television comedy series in Los Angeles, California. His "Radio Comedy Show" ran for two years on KPFK, Los Angeles, and he wrote and appeared in comedy sketches on the "Credibility Gap Show" on KRLA radio. During this time, he wrote a comedy album for Don Knotts and recorded his own comedy album, "A Crowd of George S. McKelvey," at Randy Sparks' Ledbetter's Club in Westwood, California. During the past five years, Mr. McKelvey has appeared in numerous regional and local television commercials in Denver, Colorado. He also had a role in the "The Duchess and the Dirtwater Fox" with George Segel and Goldie Hawn, in 1976.


Education (degrees, schools, and dates):

     Mr. McKelvey has no advanced education past high school.

Also a director of the Company        [X] Yes  [ ] No

Indicate amount of time to be spent on Internet Auditions matters if less than full time: Mr. McKelvey will spend 20% of his time and effort on Internet Auditions' matters.

     30.  Chief operating officer:

     See the response to Item 29. above.

     31.  Chief financial officer:                 Title:  Secretary/Treasurer


Name: Mr. Walter B. Conley                         Age: 69


Office Street Address:                             Telephone No.: (303) 321-3001
15138 East Nassau Avenue, Aurora, Colorado 80014

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.


     Walter B. Conley has served as the Secretary, the Treasurer and a director of Internet Auditions since the date of our organization on June 21, 2002. Mr. Conley is a freelance musician, performer, writer and actor who has been semi-retired since 1997. Since 1958, Mr. Conley has been a performing musician in the folk music area, performing as a single act and with various small musical groups in the Rocky Mountain area. Since February 1998, he has appeared approximately once per month with the musical performance group, "Conley and Company," which he founded. His performing credits include the headline act at the Exodus, a Denver, Colorado, folk music club, appearances at the Playboy clubs, Mr. Kelly's in Chicago, The Ice House in Pasadena, California, and the Bitter End in New York City. During the 1970's, Mr. Conley moved to Hollywood, California, and appeared in the series "The Rockford Files," "Get Christy Love" and "The Six Million Dollar Man." He also appeared in the motion pictures "The Longest Yard," "Prison of Children" with John Ritter and "Flashback" with Dennis

Hopper. From 1983 to 1987, Mr. Conley was the owner of Conley's Nostalgia" nightclub and showroom in Denver, Colorado. Currently, Mr. Conley headlines an Irish pub band, "Conley and Company," which appears regularly at Sheabeen Pub in Aurora, Colorado. Mr. Conley has recorded and published four music albums:
"Black and Tans," "Conley & Company Do The Sheabeen Pub," "After All These Years" and "Passing Through."


Education (degrees, schools, and dates):


     Mr. Conley attended Northeastern Junior College, Sterling, Colorado, during 1951 and Colorado State Teachers College, Greeley, Colorado (now the University of Colorado at Greeley), from 1953 to1958.


Also a director of the Company        [X] Yes  [ ] No

Indicate amount of time to be spent on Internet Auditions matters if less than full time: Mr. Conley will spend 5% of his time and effort on Internet Auditions' matters.

     32.  Other key personnel: None.


                            DIRECTORS OF THE COMPANY
                            ------------------------

     33. Number of directors: two. If directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

     Not applicable. Directors are elected annually.

     34. Information concerning outside or other directors (i.e., those not described above):

     Not applicable. We have no outside directors or directors other than Messrs. George S. McKelvey and Walter B. Conley.

     35.(a)   Have any of the officers or directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as Internet Auditions:

     [ ] Yes  [X] No  Explain:

     (b) If any of the officers, directors or other key personnel have ever worked for or managed a company in the same business or industry as Internet Auditions or in a related business or industry, describe what precautions, if any (including the obtaining of releases or consents from prior employers), have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

     Not applicable. Neither Mr. George S. McKelvey nor Mr. Walter B. Conley, our executive officers, directors and key employees, has ever worked for or managed a company in our proposed business of operating an online audition service for entertainers and performers.

     (c) If Internet Auditions has never conducted operations or is otherwise in the development stage, indicate whether any of the officers or directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

     From 1982 to 1994, Mr. McKelvey owned George S. McKelvey's Comedy Club in Denver, Colorado. Mr. Conley was the owner of Conley's Nostalgia" nightclub and showroom in Denver, Colorado, from 1983 to 1987.

     (d) If any of Internet Auditions' key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by Internet Auditions.

     Not applicable. Messrs. George S. McKelvey and Walter B. Conley, our executive officers and directors, are employees although they have received no cash or other remuneration from us. Neither individual will receive any cash or other remuneration from us for the foreseeable future. We issued 100,000 shares of common stock to Mr. McKelvey in consideration for the sum of $100 in cash and 50,000 shares of common stock to Mr. Conley in consideration for the sum of $50 in cash.

     (e) If Internet Auditions has key man life insurance policies on any of its officers, directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to Internet Auditions and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

     Not applicable. We have no key man life insurance policy on Mr. George S. McKelvey or Mr. Walter B. Conley, our executive officers, directors and key employees.

     36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against Internet Auditions or its officers, directors or other key personnel or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

     Not applicable. No petition under the Bankruptcy Act or any State insolvency law has been filed by or against Internet Auditions, Mr. George S. McKelvey or Mr. Walter B. Conley, our executive officers, directors and key employees, and no receiver, fiscal agent or similar officer has been appointed by a court for the business or property of Internet Auditions, Mr. McKelvey or Mr. Conley, or any partnership in which Mr. McKelvey or Mr. Conley was a general partner at or within the past five years, or any corporation or business association of which Mr. McKelvey or Mr. Conley was an executive officer at or within the past five years.

Note: After reviewing the information concerning the background of Internet Auditions's officers, directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate Internet Auditions and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.


                             PRINCIPAL STOCKHOLDERS
                             ----------------------

     37. Principal owners of Internet Auditions (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

     There are no owners of record of ten per cent or more of Internet Auditions' 2,430,000 outstanding shares of common stock. The following persons are the record owners of ten per cent or more of Internet Auditions' outstanding shares of preferred stock.

                                                                       No. of Shares
    Shares of           Average       No. of Shares                  After Offering if
 Preferred Stock    Price Per Share     Now Held      % of Total*   All Securities Sold   % of Total
 ---------------    ---------------   -------------   -----------   -------------------   ----------

Name:
Essex A & M              $.10             5,000          50.0%             5,000             N/A%
Enterprises, Inc.                                                                         (maximum)

                                                                                             N/A%
                                                                                          (minimum)


Office Street Address:
3150 South Forest Street, Denver, Colorado 80222

Telephone No.
(303) 321-3001


Name:
Cobra Enterprises        $.10             5,000          50.0%             5,000             N/A%
Limited                                                                                   (maximum)

                                                                                             N/A%
                                                                                          (minimum)



                                       51






Office Street Address:
54-58 Athol Street 97, Douglas, Isle of Man, British Isles IM1 1JD


Telephone No.
(303) 321-3001

------------------


     *Based upon 10,000 shares of our preferred stock issued and outstanding as of the date of this prospectus.


     38. Number of shares beneficially owned by officers and directors as a group:

Before offering: 150,000 shares of common stock (6.18% of total outstanding) After offering: a) Assuming minimum securities sold: Not applicable.
                b) Assuming maximum securities sold: Not applicable.
(Assume all options exercised and all convertible securities converted.)


             MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION
             -------------------------------------------------------

     39.(a)   If any of the  officers, directors,  key  personnel  or  principal stockholders are related by blood or marriage, please describe.

     Not applicable. Mr. George S. McKelvey and Mr. Walter B. Conley, our executive officers, directors and key employees, are not related by blood or marriage. None of our shareholders owns in excess of 5% our outstanding shares of common stock.

     (b) If Internet Auditions has made loans to or is doing business with any of its officers, directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from Internet Auditions, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

     On December 30, 2002, we issued 100,000 shares of common stock to Mr. George S. McKelvey, our President and a director of Internet Auditions in consideration for the amount of $100 in cash and 50,000 shares of common stock to Mr. Walter B. Conley, our Secretary/Treasurer and a director of Internet Auditions, in consideration for the amount of $50 in cash.

     We have a verbal arrangement with Mr. George S. McKelvey to use space for our offices at his residence located at 3901 East Orchard Road, Littleton, Colorado 80121, free of charge until we start generating revenue from operations, if ever. Mr. McKelvey has provided us with these facilities rent-free since the date of our organization on June 21, 2002.

     Except as described above, we have not made loans to or done business with either Mr. McKelvey or Mr. Conley, or any of their relatives (or any entity controlled directly or indirectly by Mr. McKelvey or Mr. Conley) since our inception on June 21, 2002, and have no plans to do so in the future.

     (c) If any of Internet Auditions' officers, directors, key personnel or 20% stockholders has guaranteed or co-signed any of Internet Auditions' bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

     Not applicable. We have no bank debt or other obligations.

     40.(a)   List all remuneration by Internet Auditions to officers, directors and key personnel for the last fiscal year:


Name-Officer, Director and Key Employee        Cash               Other
---------------------------------------        ----   ------------------------------

George S. McKelvey                             $100   100,000 shares of common stock
President and Key Employee

Walter B. Conley
Secretary/Treasurer and Key Employee           $ 50    50,000 shares of common stock


Others:
Not applicable

Total:                                         $150   150,000 shares of common stock

Directors as a group (number of persons - 2)   $150   150,000 shares of common stock

     (b) If remuneration is expected to change or has been unpaid in prior years, explain:

     We do not intend to pay Mr. George S. McKelvey or Mr. Walter B. Conley, our executive officers, directors and key employees, a salary or compensate them with other remuneration until we start generating revenue from operations, if ever. Accordingly, remuneration is not expected to change for the foreseeable future.

     (c)  If any employment agreements exist or are contemplated, describe:

     Not applicable. No employment agreements exist or are contemplated.

     41.(a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: -0- shares (-0-% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

     Not applicable. We have no stock purchase agreements, stock options, warrants or other convertible securities or rights outstanding.

     (b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: -0- shares.

     Not applicable. We have no existing stock purchase, option or similar plans.

     (c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

     Shareholders of Internet Auditions are not required to approve future stock purchase agreements, stock options, warrants or rights.

     42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with Internet Auditions and not compete upon any termination:

     Mr. George S. McKelvey, the President, a director and the owner of 100,000 shares, representing approximately 4.12% of the outstanding shares, of common stock of Internet Auditions and Mr. Walter B. Conley, the Secretary/Treasurer, a director and the owner of 50,000 shares, representing approximately 2.06% of the outstanding shares, of Internet Auditions, are our only key employees. There are no arrangements to assure that Messrs. McKelvey or Conley will remain with us and not compete upon any termination.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel, directly or indirectly, is reasonable in view of the present stage of Internet Auditions' development.


                                   LITIGATION
                                   ----------

     43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon Internet Auditions' business, financial condition, or operations, including any litigation or action involving Internet Auditions' officers, directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on Internet Auditions' business, financial condition, or operations.

     There is no past, pending or threatened litigation or administrative action, including any litigation or action involving Mr. George S. McKelvey or

Mr. Walter B. Conley, our executive officers, directors and key employees, that has had or may have a material effect upon our business, financial condition or operations.

                               FEDERAL TAX ASPECTS
                               -------------------

     44. If Internet Auditions is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

     Not applicable. We are a "C" corporation under the Internal Revenue Code of 1986 and no such tax benefits are believed to exist. We have not consulted with a tax advisor.

Name of tax advisor:   not applicable
Address:               not applicable
Telephone no.:         not applicable

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.


                              MISCELLANEOUS FACTORS
                              ---------------------

     45. Describe any other material factors, either adverse or favorable, that will or could affect Internet Auditions or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Prospectus not misleading or incomplete.

     Not applicable.


                              FINANCIAL STATEMENTS
                              --------------------

     46. The audited Financial Statements of Internet Auditions, commence on page F-1 hereof in response to Part F/S of this prospectus section of Form SB-1.


        MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS
        ----------------------------------------------------------------

     47.  If  Internet   Auditions'   financial   statements  show  losses  from
operations, explain the causes underlying these losses and what steps Internet Auditions has taken or is taking to address these causes.

     We have incurred a net loss of $(22,367) during the period from our inception (June 21, 2002) through March 31, 2003. The causes underlying our operating loss include, primarily, (i) the fact that we must complete our research, design and development program prior to establishing our proposed online audition service; (ii) lack of sales and marketing activities; (iii) lack of prior experience in the production of video programs and sound recording;
(iv) lack of subscribers; (v) no strategic relationships needed to help promote our web site; (vi) an insufficient number of personnel; and (vii) lack of a commercially viable service or product. We are seeking to raise additional capital for the activities listed in (i), (ii) and (v) immediately above and, in addition, management salaries and other operating expenditures. We are striving to pursue and complete our research, design and development program in order to develop and complete our web site on the internet as soon as practicable.


     48. Describe any trends in Internet Auditions' historical operating results. Indicate any changes now occurring in the underlying economics of the industry of Internet Auditions' business which, in the opinion of management, will have a significant impact (either favorable or adverse) upon Internet Auditions' results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.


     We only commenced operations in June 2002 and, as of the date of this prospectus, we have no subscribers for our proposed online audition service for entertainers and performers. Accordingly, we believe that we have been operational for a length of time inadequate for us to discern any significant trends in our historical operating results. However, in the next twelve months, we intend to increase our costs and expenses substantially as we pursue our research, design and development program; pay management salaries and/or contract labor; increase our sales and marketing activities; purchase equipment; increase our general and administrative functions to support our growing operations; and complete and further develop our internet web site. The equipment that we intend to purchase within the next twelve months includes a computer with editing capability, computer software and supplies, a video camera and accessories and lighting equipment. The revenue that we expect to generate from subscribers for our proposed online audition service may not be sufficient to offset these costs and expenses and enable us to operate profitably. Further, our efforts to grow our business may be more expensive than we currently anticipate or these efforts may not result in proportional increases in our revenues. Accordingly, the benefit to us from increased sales may be negated by the expected significant increases in our costs and expenses. As a result, we believe that we may incur an operating and net loss for at least the next year, and possibly longer, and that the rate at which we incur these losses may increase.


     Because the online audition business is in its infancy, we do not believe that the industry is well enough established such that the underlying economics are discernable.

     49. If Internet Auditions sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: n/a%. What is the anticipated gross margin for next year of operations? Approximately n/a%. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.


     We are engaged in the research, design and development of technologies, techniques, methods, programs and products in connection with the development and establishment of an internet site to exhibit still pictures and video programs for auditioning actors, comedians, musicians and other entertainers and performers online. Accordingly, we do not sell a product(s).


     50. Foreign sales as a per cent of total sales for last fiscal year: not applicable. Domestic government sales as a per cent of total domestic sales for last fiscal year: not applicable. Explain the nature of these sales, including any anticipated changes:

     We do not anticipate that Internet Auditions will consummate any foreign or government sales.

                            INTERNET AUDITIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                          INDEX TO FINANCIAL STATEMENTS
                          -----------------------------



                                                                    Page (s)
                                                                    --------

Independent Auditors' Report......................................  F-2

Balance Sheets....................................................  F-3

Statements of Operations..........................................  F-4

Statement of Stockholders' Equity.................................  F-5

Statements of Cash Flows..........................................  F-6

Notes to Financial Statements.....................................  F-7 - F-11

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors
Internet Auditions, Inc. (A Development Stage Company)
Denver, Colorado

We have audited the accompanying balance sheet of Internet Auditions, Inc. (A Development Stage Company) as of December 31, 2002 and the related statements of operations, stockholders' equity and cash flows for the period June 21, 2002 (Inception) to December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Internet Auditions, Inc., as of December 31, 2002 and the results of its operations and cash flows for the period June 21, 2002 (Inception) to December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.





                                               /s/ Gordon, Hughes & Banks, LLP



January 17, 2003
Greenwood Village, Colorado

                            INTERNET AUDITIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS
                DECEMBER 31, 2002 AND MARCH 31, 2003 (unaudited)

                                                                March 31, 2003     December 31, 2002
                                                               ----------------    -----------------
                                                                 (unaudited)
                                     Assets
                                     ------

Current assets

Cash                                                           $        6,161      $        9,634
Deferred offering costs                                                 3,102                   0
                                                               ----------------    -----------------

        Total current assets                                            9,263               9,634
                                                               ----------------    -----------------


        Total assets                                           $        9,263      $        9,634
                                                               ================    =================


                      Liabilities and Stockholders' Equity
                      ------------------------------------

Stockholders' equity (Note 2)

Preferred stock, $.001 par value, 6,000,000 shares
        authorized; 10,000 shares issued and outstanding       $           10      $           10
Common stock, $.001 par value, 60,000,000 shares
        authorized; 2,430,000 shares issued and outstanding             2,430               2,430
Additional paid-in capital                                             29,190              23,430
(Deficit) accumulated during development stage                        (22,367)            (16,236)
                                                               ----------------    -----------------

        Total stockholders' equity                                      9,263               9,634
                                                               ----------------    -----------------

        Total liabilities and stockholders' equity             $        9,263      $        9,634
                                                               ================    =================

















                 See accompanying summary of accounting policies
                      and notes to the financial statements

                            INTERNET AUDITIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
         FOR THE PERIODS JUNE 21, 2002 (INCEPTION) TO DECEMBER 31, 2002,
          3 MONTHS ENDED MARCH 31, 2003 (unaudited), AND THE CUMULATIVE
         PERIOD JUNE 21, 2002 (INCEPTION) TO MARCH 31, 2003 (unaudited)


                                                              Cumulative Period                            Period
                                                                June 21, 2002          3 Months         June 21, 2002
                                                                 (Inception)            Ended          (Inception) to
                                                              to March 31, 2003     March 31, 2003    December 31, 2002
                                                              -----------------    ----------------   -----------------
                                                                  (unaudited)        (unaudited)
Operating Expenses:

     General and administrative                               $      (22,367)      $       (6,131)    $      (16,236)
                                                              -----------------    ----------------   -----------------

          Total operating expenses                                   (22,367)              (6,131)           (16,236)
                                                              -----------------    ----------------   -----------------

          Net (loss) accumulated during development stage     $      (22,367)      $       (6,131)    $      (16,236)
                                                              =================    ================   =================

Net (loss) per common share
     Basic and dilutive                                       $        (0.02)      $       (0.003)    $        (0.02)
                                                              =================    ================   =================

Basic and dilutive weighted average number of common
     shares outstanding                                            1,309,120            2,430,000            789,124
                                                              =================    ================   =================



















                 See accompanying summary of accounting policies
                      and notes to the financial statements

                            INTERNET AUDITIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                        STATEMENT OF STOCKHOLDERS' EQUITY
           FOR THE PERIOD JUNE 21, 2002 (INCEPTION) TO MARCH 31, 2003


                                                                                                            (Deficit)
                                                                                                           Accumulated
                                             Preferred Stock           Common Stock                        During the
                                             ---------------           ------------          Additional    Development
                                            Shares      Amount      Shares      Amount    Paid-in Capital     Stage       Total
                                          ----------  ----------  ----------  ----------  ---------------  -----------  ----------


Balances, June 21, 2002 (Inception)               -   $       -           -   $       -   $           -    $        -   $       -

Issuance of preferred stock for cash         10,000          10           -           -           9,990             -      10,000

Issuance of common stock for cash                 -           -   2,430,000       2,430               -             -       2,430

Contribution of services by stockholders          -           -           -           -          13,440             -      13,440

Net (loss)                                        -           -           -           -               -       (16,236)    (16,236)
                                          ----------  ----------  ----------  ----------  ---------------  -----------  ----------

Balances, December 31, 2002                  10,000          10   2,430,000       2,430          23,430       (16,236)      9,634


Contribution of services by
stockholders (unaudited)                          -           -           -           -           5,760             -       5,760

Net (loss) (unaudited)                            -           -           -           -               -        (6,131)     (6,131)
                                          ----------  ----------  ----------  ----------  ---------------  -----------  ----------

Balances, March 31, 2003 (unaudited)         10,000          10   2,430,000       2,430          29,190       (22,367)      9,263
                                          ==========  ==========  ==========  ==========  ===============  ===========  ==========



































                 See accompanying summary of accounting policies
                      and notes to the financial statements

                               INTERNET AUDITIONS, INC.
                            (A DEVELOPMENT STAGE COMPANY)
                               STATEMENT OF CASH FLOWS
            FOR THE PERIOD JUNE 21, 2002 (INCEPTION) TO DECEMBER 31, 2002,
            3 MONTHS ENDED MARCH 31, 2003 (unaudited), AND THE CUMULATIVE
            PERIOD JUNE 21, 2002 (INCEPTION) TO MARCH 31, 2003 (unaudited)


                                                              Cumulative Period            3 Months        Period June 21, 2002
                                                          June 21, 2002 (Inception)         Ended             (Inception) to
                                                              to March 31, 2003         March 31, 2003      December 31, 2002
                                                          -------------------------    ----------------    --------------------
                                                                 (unaudited)             (unaudited)

Cash flows from operating activities:

     Net (loss)                                           $              (22,367)      $       (6,131)     $         (16,236)

     Adjustments to reconcile net (loss) to cash
         provided (used) by operating activities:
         Contribution of services by stockholders         $               19,200                5,760                 13,440
     Increases in deferred offering costs                                  3,102                3,102
                                                          -------------------------    ----------------    --------------------

            Net cash (used) by operating activities                       (6,269)              (3,473)                (2,796)

Cash flows from financing activities:

         Proceeds from the issuance of preferred stock                    10,000                    -                 10,000
         Proceeds from the issuance of common stock                        2,430                    -                  2,430
                                                          -------------------------    ----------------    --------------------

            Net cash provided by financing activities                     12,430                    -                 12,430
                                                          -------------------------    ----------------    --------------------

Net increase in cash                                                       6,161               (3,473)                 9,634

Cash, beginning of period                                                      -                9,634                      -
                                                          -------------------------    ----------------    --------------------

Cash, end of period                                       $                6,161       $        6,161      $           9,634
                                                          =========================    ================    ====================












                 See accompanying summary of accounting policies
                      and notes to the financial statements

                            INTERNET AUDITIONS, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
            (the period subsequent to December 31, 2002 is unaudited)


Note 1 -  Nature of Business and Summary of Significant Accounting Policies
---------------------------------------------------------------------------

          Nature of Business and Organization
          -----------------------------------

          Internet Auditions, Inc. (the "Company") was organized on June 21, 2002 (inception) as a corporation. The Company was formed as a research and development company to devise, develop and market new video techniques, methods, programs and products for electronic video and audio exhibition on the Internet. Since inception, the Company has been in the development stage and its activities have consisted of organizing the Company, developing its business plan and continued research and development.

          The Company has been dependent on the continued financial support of its founders and other investors through the raising of capital from the sale of preferred stock and common stock and the contributions of services from members of executive management. The Company must obtain additional financing or equity capital in order to continue to develop and implement its business plan and objectives. If financing or equity capital is not received, the continuing operations of the Company may be limited.

          Use of Estimates
          ----------------

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

          Cash and Cash Equivalents
          -------------------------

          The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash and cash equivalents. Cash and cash equivalents are carried at cost, which approximates market, plus accrued interest.

          Fair Value of Financial Instruments
          -----------------------------------

          The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. Significant differences can arise between the fair value and carrying amount of financial instruments that are recognized at historical cost amounts. Generally, the carrying value of the Company's financial instruments approximates fair value, the most significant of which at December 31, 2002 and March 31, 2003 (unaudited), respectively, is cash.

                            INTERNET AUDITIONS, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
            (the period subsequent to December 31, 2002 is unaudited)
                                   (Continued)


Note 1 -  Nature of Business  and  Summary of  Significant  Accounting  Policies
--------------------------------------------------------------------------------
(continued)
-----------

          Concentration of Credit Risk and Financial Instruments
          ------------------------------------------------------

          Statement  of  Financial   Accounting   Standards  ("SFAS")  No.  105,
          "Disclosure of Information About Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk", requires disclosure of significant concentrations of credit risk regardless of the degree of such risk. Financial instruments with significant credit risk include cash. The Company transacts its business with one financial institution. The amount on deposit in the financial institution does not exceed the $100,000 federally insured limit at December 31, 2002 or March 31, 2003 (unaudited).

          Organization Costs
          ------------------

          The Company accounts for organization costs under the provisions of Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" which requires that all organization costs be expensed as incurred.

          Capital Structure
          -----------------

          The Company utilizes Statement of Financial Accounting Standards No. 129, "Disclosure of Information about Capital Structure", which requires companies to disclose all relevant information regarding their capital structure.

          Loss Per Common Share
          ---------------------

          Statement of Financial Accounting Standards No. 128, "Earnings Per Share," requires two presentations of earnings per share - "basic" and "diluted." Basic income (loss) per common share is computed using the weighted average number of shares of common stock outstanding during the period. Diluted income per common share is computed using the weighted average number of shares of common stock outstanding, adjusted for the dilutive effect of potential common shares consisting of common stock options and warrants and contingently issuable shares of common stock. Potential common shares outstanding are calculated using the treasury stock method. There are no stock options, warrants or contingently issuable shares of common stock outstanding at December 31, 2002 or March 31, 2003 (unaudited).

          In the case of a net (loss), the dilutive calculation is equivalent to the basic earnings per share since including additional potential shares outstanding would be anti-dilutive. Additionally, the Company believes that it has issued all shares to date for nominal consideration and has, accordingly, included all shares as if outstanding in the calculation of basic and dilutive earnings per share since inception of the Company.

                            INTERNET AUDITIONS, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
            (the period subsequent to December 31, 2002 is unaudited)
                                   (Continued)


Note 1 -  Nature of  Business  and  Summary of  Significant Accounting  Policies
--------------------------------------------------------------------------------
(continued)
-----------

          Income Taxes
          ------------

          The Company accounts for deferred income taxes in accordance with the liability method as required by Statement of Financial accounting Standards ("SFAS") No.109, "Accounting for Income Taxes." Deferred income taxes are recognized for the tax consequences in future years for differences between the tax basis of assets and liabilities and their financial reporting amounts at the end of each period, based on enacted laws and statutory rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets and liabilities. Any liability for actual taxes to taxing authorities is recorded as income tax liability.

          Comprehensive Income
          --------------------

          Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" requires the presentation and disclosure of all changes in equity from non-owner sources as "Comprehensive Income". The Company had no items of comprehensive income in the periods from the date of inception through December 31, 2002 and March 31, 2003 (unaudited), respectively.

          Disclosure about Segments of an Enterprise and Related Information
          ------------------------------------------------------------------

          Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") replaces the industry segment approach under previously issued pronouncements with the management approach. The management approach designates the internal organization that is used by management for allocating resources and assessing performance as the source of the Company's reportable segments. SFAS No. 131 also requires disclosures about products and services, geographic areas and major customers. At present, the Company only operates in one segment.

          Software and Website Costs
          --------------------------

          The Company utilizes the American Institute of Certified Public Accountants Statement of Position ("SOP") 98-1 "Accounting for Costs of Computer Software Developed or Obtained for Internal Use," and the Financial Accounting Standards Board's Emerging Issues Task Force ("EITF") 00-2 "Accounting for Web Site Development Costs," to account for certain software and web site development costs. In accordance with SOP 98-1 and EITF 00-2, the Company expenses software and web site costs incurred in the planning, conceptualization, performance standards development and technology selection stages. Thereafter, the Company capitalizes direct internal and third party labor costs plus hardware and software costs involved in software and initial site application development. Costs of maintenance, training and normal

                            INTERNET AUDITIONS, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
            (the period subsequent to December 31, 2002 is unaudited)
                                   (Continued)


Note 1 -  Nature of Business  and  Summary of  Significant  Accounting  Policies
--------------------------------------------------------------------------------
(continued)
-----------

          software and web site updates are expensed as incurred. The capitalized costs of the software and web site are subject to impairment evaluation in accordance with SFAS No. 144. Software and web site costs will be amortized over their useful lives on a straight-line basis once the site is fully operational. As of December 31, 2002 and March 31, 2003 (unaudited), respectively, the Company has not yet incurred any software or website development costs.

          Recent Accounting Pronouncements
          --------------------------------

          In August 2001, the Financial Accounting Standards Board approved SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived
          Assets". SFAS No. 144 replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of".

          The new accounting model for long-lived assets to be disposed of by sale applies to all long-lived assets, including discontinued operations, and replaces the provisions of APB Opinion No. 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business", for the disposal of segments of a business. SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively. The adoption of SFAS No. 144 is not expected to have a material effect on the Company's financial position, results of operations, or cash flows.

Note 2 -  Stockholders' Equity
------------------------------

          Since inception, the Company has issued 10,000 shares of preferred stock in exchange for $10,000. The preferred shareholders have voting rights as assigned by the Board of Directors. To date, no dividends have been declared.

          In October 2002, the Company raised an additional $2,430 through the issuance of 2,430,000 shares of common stock through a Private Offering Prospectus in the state of Colorado. Each share of common stock is entitled to share pro rata in dividends and distributions with respect to the common stock when, as and if declared by the Board of Directors from funds legally available therefor. Each shareholder of common stock is entitled to one vote per share with respect to all matters that are required by law to be submitted to shareholders.

                            INTERNET AUDITIONS, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
            (the period subsequent to December 31, 2002 is unaudited)
                                   (Continued)


Note 2 -  Stockholders' Equity (continued)
------------------------------------------

          Since the Company's inception, the President and the Secretary of the Company and other at-will employees have contributed services valued at $13,440 (as of December 31, 2002) and $19,200 (as of March 31,
          2003, unaudited). All are stockholders of the Company. The costs were expensed as compensation and included as general and administrative costs on the statement of operations.

Note 3 - Income Taxes
---------------------

          There is no current income tax expense for the period from June 21, 2002 (Inception) to December 31, 2002, the 3-month period ended March 31, 2003 (unaudited) or the cumulative period from June 21, 2002 (Inception) to March 31, 2003 (unaudited) due to net losses from operations incurred by the Company.

          Deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. Deferred income tax assets are recorded to reflect the tax consequences in future years of income tax carry-forward benefits, reduced by benefit amounts not expected to be realized by the Company.

          The net deferred tax asset is comprised of the following at December 31, 2002 and March 31, 2003 (unaudited):


                                                            March 31, 2003     December 31,
                                                             (unaudited)           2003
                                                           ----------------  ----------------
               Net operating loss benefit carry forward    $        1,199    $          839

               Valuation allowance for deferred
                  tax asset                                        (1,199)             (839)
                                                           ----------------  -----------------
               Net deferred tax asset                      $            -    $            -
                                                           ================  =================

          As of December 31, 2002 and March 31, 2003 (unaudited), the Company had operating loss carryforwards of $2,796 and $3,473, respectively. The operating loss carryforward expires in 2022.

Note 4 - Subsequent Event
-------------------------

          The Company intends to register 2,430,000 shares of its issued and outstanding common stock with the Securities and Exchange Commission on Form SB-1.

                PART II - INFORMATION NOT REQUIRED IN PROSPECTUS
                ------------------------------------------------

Item 1.  Indemnification of Directors and Officers.
---------------------------------------------------


     Article nine of Internet Auditions' Articles of Incorporation includes provisions to indemnify our officers and directors and other persons against expenses, judgments, fines and amounts paid in settlement in connection with threatened, pending or completed suits or proceedings against these persons by reason of serving or having served as officers, directors or in other capacities, except in relation to matters with respect to which these persons shall be determined to not have acted in good faith and in our best interests. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers, directors or persons controlling Internet Auditions pursuant to the foregoing, we have been informed that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Act and is therefore unenforceable.

     Our Articles of Incorporation provide for (i) the elimination of directors' liability for monetary damages for certain breaches of their fiduciary duties to Internet Auditions and our shareholders as permitted by Nevada law; and (ii) permit the indemnification by Internet Auditions to the fullest extent under Nevada law. At present, there is no pending litigation or proceeding involving a director or officer of Internet Auditions as to which indemnification is being sought.


Sections 78.7502 and 78.751 of the Nevada Revised Statutes provide for the indemnification of the officers, directors and controlling persons of a corporation as follows:

NRS 78.7502 Discretionary and mandatory indemnification of officers, directors, employees and agents: General provisions.

     1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgements, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit proceeding by judgement, order, settlement, conviction or upon plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

     2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgement in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for SUCH expenses as the court deems proper.

     3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

NRS 78.751 Authorization required for discretionary indemnification; advancement of expenses; limitation on indemnification and advancement of expenses.

     1. Any discretionary indemnification under NRS 78.7502 unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

     (a)  By the stockholders;

     (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

     (c) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

     (d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

     2. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

     3. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

     (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

     (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.


Item 2.  Other Expenses of Issuance and Distribution.
-----------------------------------------------------

     The following is an itemized statement of the expenses incurred in connection with this registration statement and the issuance and distribution of the shares of common stock being registered under this registration statement. All such expenses will be paid by Internet Auditions.

Legal fees and expenses............................................      2,000
Accounting fees and expenses.......................................      3,000
Blue sky fees and expenses.........................................        200
Transfer agent fees and expenses...................................        500
Printing, electronic filing and engraving expenses.................      1,500
Miscellaneous expenses.............................................      1,000
                                                                         -----

TOTAL..............................................................     $8,200

All of the above items are estimates.


Item 3.  Undertakings.
----------------------

     (a)  The undersigned small business issuer will:

          (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

               (i) Include any prospectus required by section 10(a)(3) of the Securities Act;

               (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

               (iii) Include any additional or changed material information on the plan of distribution.

          (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

          (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     (e) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


Item 4.  Unregistered Securities Issued or Sold Within One Year.
----------------------------------------------------------------

     Since June 21, 2002, the date of our inception, we have sold securities in transactions summarized in the following subsections (1) and (2).

        (1)                                                  Number of Shares
     Purchaser         Date of Sale     Consideration    of Preferred Stock Sold
--------------------   ------------    ---------------   -----------------------


Essex A & M
  Enterprises, Inc.*     10/30/02        $5,000.00                 5,000

Cobra Enterprises
  Limited**              10/30/02        $5,000.00                 5,000

------------------

     * Mr. Terrence E. Dalton is the control person of Essex A & M Enterprises, Inc.

     **Mr. Roger J. Bennett is the control person of Cobra Enterprises Limited.


     With respect to the sales described above, we relied upon Section 4(2) of the Securities Act of 1933 for transactions by an issuer not involving any public offering, as an exemption from the registration requirements of Section 5 of the Securities Act of 1933. Essex A & M Enterprises, Inc., had access to information enabling them to evaluate the merits and risks of the transaction on the date of sale and had the capacity to protect their own interests in connection with the transaction. Each investor represented in writing that it acquired the securities for investment for its own account and not with a view to distribution. Stop transfer instructions have been issued to our transfer agent with respect to the securities, and the transfer agent has been instructed to issue the certificates representing the securities bearing a restrictive investment legend. Each purchaser signed a written agreement stating that the securities will not be sold except by registration under the Securities Act of 1933 or pursuant to an exemption therefrom.


     (2) On October 30, 2002, we issued and sold an aggregate of 2,430,000 shares of common stock to a total of thirty-four persons for cash consideration totaling $2,430, as follows:


     Name of Shareholder              Date of Sale   Consideration    Number of
                                                                      Shares of
                                                                      Common
                                                                      Stock Sold
     -------------------              ------------   -------------    ----------
     Ken Banner                         10/30/02         $ 50.00        50,000
     Teresa Banner                      10/30/02         $ 50.00        50,000
     Joe Calloway                       10/30/02         $ 50.00        50,000
     Cobra Enterprises  Limited         10/30/02         $ 80.00        80,000
     Walter B. Conley                   10/30/02         $ 50.00        50,000
     Linda Crumm                        10/30/02         $100.00       100,000
     Patricia Cudd                      10/30/02         $100.00       100,000
     Terry Dalton                       10/30/02         $100.00       100,000
     Michael D. Dean                    10/30/02         $ 50.00        50,000
     Virginia Dean                      10/30/02         $ 50.00        50,000
     Donna Farris                       10/30/02         $ 50.00        50,000

     Garret R. Green                    10/30/02         $100.00       100,000
     Edward H. Hawkins                  10/30/02         $100.00       100,000
     John R. Hawkins                    10/30/02         $ 50.00        50,000
     John R. Hawkins, Trustee           10/30/02         $ 50.00        50,000
     for C. Hawkins
     Nancy Hawkins                      10/30/02         $ 50.00        50,000
     Nancy Hawkins, Trustee             10/30/02         $ 50.00        50,000
     for M. Hawkins
     Valerie B. Hunt                    10/30/02         $ 50.00        50,000
     Christina Kerley                   10/30/02         $ 50.00        50,000
     Michael F.  Kerley                 10/30/02         $ 50.00        50,000
     Susan Lawrence                     10/30/02         $100.00       100,000
     James M. Malatchi                  10/30/02         $100.00       100,000
     George S. McKelvey                 10/30/02         $100.00       100,000
     Anthony Mulhall                    10/30/02         $ 50.00        50,000
     Gerald Mulhall                     10/30/02         $ 50.00        50,000
     Mary J. Mulhall                    10/30/02         $ 50.00        50,000
     Peter Mulhall                      10/30/02         $ 50.00        50,000
     Michael V. Sicola                  10/30/02         $100.00       100,000
     Don L. Swickard                    10/30/02         $100.00       100,000
     Sharon Swickard                    10/30/02         $100.00       100,000
     Dean Telefson                      10/30/02         $ 50.00        50,000
     Gerald H. Trumbule                 10/30/02         $100.00       100,000
     Duncan Tuck                        10/30/02         $100.00       100,000
     Robert R. Turner                   10/30/02         $100.00       100,000

With respect to these sales, we relied upon the exemption from registration with the U.S. Securities and Exchange Commission provided under Section 3(b) of the Securities Act of 1933, and Rule 504 of Regulation D promulgated thereunder, and
Section 11-51-308(1)(p) of the Colorado Securities Act. No underwriter was employed in connection with the offering and sale of the shares. The facts relied upon by us to make the Federal exemption available include, among others, the following:

     o The aggregate offering price for the offering of the shares of common stock did not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering in reliance on any exemption under Section 3(b) of, or in violation of
Section 5(a) of, the Securities Act of 1933;

     o The required number of manually executed originals and true copies of Form D were duly and timely filed with the U.S. Securities and Exchange Commission;

     o No general solicitation or advertising was conducted by Internet Auditions in connection with the offering of any of the shares; and

     o The fact that we have not been since our inception (a) subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of



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






1934; (b) an "investment company" within the meaning of the Investment Company Act of 1940; or (c) a development stage company that either has no specific business plan or purpose or has indicated that our business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.


Item 5.  Index to Exhibits
--------------------------

     (a) An index to the exhibits filed should be presented immediately following the cover page to Part III.

     (b) Each exhibit should be listed in the exhibit index according to the number assigned to it under Item 6. below.

     (c) The index to exhibits should identify the location of the exhibit under the sequential page numbering system for this Form SB-1.

     (d) Where exhibits are incorporated by reference, the reference shall be made in the index of exhibits.


Item 6.  Description of Exhibits
--------------------------------

     The following Exhibits are filed as part of this Registration Statement on Form SB-1.

Item
Number                                 Description
------     ---------------------------------------------------------------------


(2.1)*     Articles of Incorporation of Internet Auditions, filed June 21, 2002.

(2.2)*     Bylaws of Internet Auditions, Inc.

(3.0)*     Forms of common and preferred stock certificates.


(10)(a)*   Consent of Cudd & Associates (included in Exhibit (11) hereto).

(10)(b)*   Consent of Gordon, Hughes & Banks, LLP, independent auditors.

(11)*      Opinion and Consent of Cudd & Associates.

------------------
     *Filed herewith.

                                   SIGNATURES
                                   ----------


     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-1 and authorizes this amendment number 1 to the registration statement to be signed on its behalf by the undersigned, in the City of Littleton, State of Colorado, on July 7, 2003.


                                             INTERNET AUDITIONS, INC.
                                             (Registrant)



                                             By: /s/ George S. McKelvey
                                                 -------------------------------
                                                 George S. McKelvey, President
                                                (Principal Executive Officer)



In accordance with the requirements of the Securities Act of 1933, this amendment number 1 to the registration statement was signed by the following person in the capacities and on the dates stated.



Date:  July 7, 2003                           /s/ George S. McKelvey
                                             -----------------------------------
                                             George S. McKelvey, President,
                                             Secretary, Treasurer and Director
                                             (Principal Executive Officer)



Date:  July 7, 2003                           /s/ Walter B. Conley
                                             -----------------------------------
                                             Walter B. Conley, Secretary,
                                             Treasurer and Director (Principal
                                             Financial and Accounting Officer)

                                  EXHIBIT INDEX
                                  -------------

     The following Exhibits are filed as part of this Registration Statement on Form SB-1.

 Item
Number                                   Description
------                                   -----------


(2.1)*    Articles of Incorporation of Internet Auditions, filed June 21, 2002.

(2.2)*    Bylaws of Internet Auditions, Inc.

(3.0)*    Forms of common and preferred stock certificates.


(10)(a)*  Consent of Cudd & Associates (included in Exhibit (11) hereto).

(10)(b)*  Consent of Gordon, Hughes & Banks, LLP, independent auditors.

(11)*     Opinion and Consent of Cudd & Associates.

------------------

     *Filed herewith.


























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